UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-40624

CS Disco, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**46-4254444**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

111 Congress Ave.	
Suite 900	
Austin, Texas	**78701**
(Address of Principal Executive Offices)	(Zip Code)

(833) 653-4726
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.005	LAW	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

Based on the closing price of the registrant's common stock on the last business day of the registrant's most recently completed second fiscal quarter, which was June 30, 2022, the aggregate market value of its shares held by non-affiliates on that date was approximately $413.9 million. Shares of the registrant's common stock held by each executive officer, director and holder of more than 10% of our common stock have been excluded in that such person who may be deemed affiliates. The determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 59,452,011 shares of common stock outstanding as of February 20, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or the negative of these words or other similar terms or expressions.

These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding our revenue, expenses and other operating results;

- the impact of fluctuations in customer usage based on the timing of and activity driven by legal matters for which our solution is used;

- our ability to acquire new customers and successfully retain existing customers;

- our ability to increase usage of our solution;

- our ability to effectively manage our growth;

- our ability to achieve or sustain profitability;

- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements;

- the costs and success of our sales and marketing efforts and our ability to promote our brand;

- our growth strategies for our solution;

- the estimated addressable market opportunity for our solution;

- our reliance on key personnel and our ability to identify, recruit and retain skilled personnel;

- our ability to effectively manage our growth, including any international expansion;

- our ability to maintain, protect and enforce our intellectual property rights and any costs associated therewith;

- the impact of fluctuations in general macroeconomic conditions, such as the current inflationary environment and rising interest rates;

- the effects of global events, such as the COVID-19 pandemic, including variants of COVID-19, or other public health crises and the Russian military operations in Ukraine, on our business and the global economy;

- our ability to compete effectively with existing competitors and new market entrants; and

- the growth rates of the markets in which we compete.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that such information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

SUMMARY OF SELECTED RISKS ASSOCIATED WITH OUR BUSINESS

Our business operations are subject to numerous risks, factors and uncertainties, including those outside of our control, that could cause our actual results to be harmed, including risks regarding the following:

- Our recent substantial growth may not be indicative of our future growth. Our historical growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

- Our limited operating history and our history of operating losses makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

- Our business depends on customers increasing their use of our solution and any loss of customers or decline in their use of our solution could harm our business.

- Usage of our solution accounts for substantially all of our revenue.

- If we are unable to attract new customers and retain existing customers, our business, financial condition and results of operations will be adversely affected.

- We rely upon third-party providers of cloud-based infrastructure to host our cloud-based solution. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could adversely affect our business, financial condition and results of operations.

- We expect fluctuations in our financial results which may cause quarterly comparisons not to be meaningful.

- If we fail to forecast our revenue accurately or manage our expenditures, or if we fail to meet publicly announced guidance, our operating results could be adversely affected, and our stock price could decline.

- Our revenue growth depends in part on the success of our strategic relationships with law firms and other legal services providers, and if we are unable to establish and maintain successful relationships with them, our business, operating results and financial condition could be adversely affected.

- The markets in which we participate are competitive, and if we do not compete effectively, our business will be harmed.

- We employ a pricing model that subjects us to various challenges, and given our limited history with our pricing model, we may not be able to accurately predict the optimal pricing necessary to attract new customers and retain existing customers.

- We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

- Our current operations are international in scope and we plan on further geographic expansion, creating a variety of operational challenges.

- Unfavorable conditions in the global economy, including a global or domestic recession or the fear thereof, could cause reductions in legal spending and harm our business.

- Our business and results of operations may be materially adversely affected by the ongoing COVID-19 pandemic, including variants of COVID-19, or other similar outbreaks or pandemics.

- We may in the future be subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

- We operate in a highly regulated industry and either are or may be subject to a wide range of federal, state and local, as well as foreign, laws, rules and regulations, and our failure to comply with these laws and regulations may force us to change our operations or harm our business.

- If our information technology systems or data, including the personal information and other sensitive information we process, or the information technology systems or data of third parties upon whom we rely, are or were compromised, we could experience adverse consequences, including, but not limited, to additional costs, loss of revenue, significant liabilities, harm to our brand, or material disruption of our operations.

- Insiders have substantial control over us and will be able to influence corporate matters.

Part I

Item 1. Business

Overview

DISCO provides a cloud-native, artificial intelligence-powered legal solution that simplifies legal hold, legal request, ediscovery, legal document review and case management for enterprises, law firms, legal services providers and governments. Our scalable, integrated solution enables legal departments to easily collect, process and review enterprise data that is relevant or potentially relevant to legal matters. We leverage a cloud-native architecture and powerful artificial intelligence, or AI, models to automatically identify legally relevant documents and improve the accuracy and speed of legal document review. Our AI models continuously learn from legal work conducted on our solution and can be reused across legal matters, which further strengthens our ability to help our customers find evidence and resolve matters faster as they expand usage of our solution. We provide legal departments with the ability to centralize legal data into a single solution, improving security and privacy for our customers, enabling transparent collaboration with other legal industry participants and allowing customers to reuse data and lawyer work product across legal matters. By automating the manual, time-consuming and error-prone parts of legal hold, legal request, ediscovery, legal document review and case management, we empower legal departments to focus on delivering better legal outcomes.

Since our incorporation in 2013, and beginning with our founders, DISCO has assembled a team that combines strength in software engineering, cloud computing and AI, with deep legal expertise and a rich understanding of the problems that lawyers and legal professionals face and how they work. This combination of expertise means that our team is distinctly well-positioned to execute on our vision of building technology that powers the legal function across companies in every industry.

Our focus on delivering a solution that legal professionals value is coupled with a simple and transparent usage-based business model. We believe this enables our customers to easily adopt our solution, realize rapid time-to-value, scale their usage within and across applications to match their changing needs and collaborate with others. This has allowed us to build a powerful product-led growth engine that efficiently expands the usage of our solution for more legal matters and use cases within organizations, spreads our solution across the legal ecosystem through collaboration and word-of-mouth and increases the value of our solution as we collect and process more data and lawyers do more legal work in our solution. As of December 31, 2022, we had 1,327 enterprises, law firms, legal services providers and government organizations as DISCO customers and a dollar-based net retention rate of 106%. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the definition of dollar-based net retention rate.

Law affects everyone, from the largest multinational corporations to local mom-and-pop businesses, from the most powerful national governments to the smallest towns and from major civic organizations to individual citizens. The impact of law on the business world is only growing, with businesses today operating in more jurisdictions than ever before and increasingly exposed to a growing number of constantly changing laws and regulations that can materially damage a company's brand and operations. This has turned the corporate legal function into a mission-critical, strategic component of the modern enterprise and contributed to the growth in global spend on legal services. But despite its enormous scale and attractive opportunities for automation and the application of AI to improve lawyer productivity and job satisfaction, the legal industry has lagged behind other industries in digitization and cloud technology adoption.

Legal work often requires lawyers to collect and review enterprise data to determine the facts. This process includes ediscovery, which refers to the process of collecting, searching and producing digital enterprise data that can constitute documentary evidence and legal document review, which refers to the substantive review of collected digital enterprise data by legal professionals to determine the facts and final evidence in a legal matter. Today, many legal departments rely on a complex and services-heavy network of law firms, legal services providers and legacy point solutions for ediscovery and legal document review. This fragmented, multi-vendor approach is extremely manual, difficult to use and ill-suited to handle the massive growth in the volume, variety and velocity of enterprise data that legal departments are experiencing, which ultimately limits the productivity of legal professionals and their ability to resolve legal matters quickly and on favorable terms. However, recent technological advances such as AI and cloud computing have reached a point of technological maturity where they can enable legal technology applications to transform legal work and automate much of the previously manual, time-consuming work done by legal professionals. At the same time, we believe rapid growth in use of consumer software and other consumer technology, including the proliferation of mobile devices, the generational shift of lawyers and the increasing career mobility of lawyers, are all contributing to a radical change in expectations for legal technology used in the workplace.

Our Solution

Since our inception, our principal goal has been to create experiences that feel "magical" to lawyers, by delivering intuitive, intelligent offerings that are well-tailored to lawyers' workflows and a joy for legal professionals to use. Our solution is enabled by our deep investment in a modern, scalable cloud architecture that accelerates application development; makes our offerings robust, scalable and secure; and enables us to act as a secure single system of record and engagement for all legal data at enterprise scale. We have built our solution to incorporate the latest advances in automation and AI directly into existing lawyer workflows to multiply lawyer productivity across the ediscovery and legal document review lifecycle. Our cloud-native, AI-powered software is augmented with deep expertise, consultative professional services and flexible customer support that enables us to be a single-source provider and meet the diverse needs of customers in every industry. With our full-stack solution, legal departments no longer need to rely on a fragmented network of slow, antiquated processes and law firms and service providers manually collecting, searching and reviewing documents. We believe this reduces legal costs, increases lawyer productivity and improves legal outcomes. We intend to extend our solution and apply it to other kinds of legal work over time, enabling us to compete for an increasing share of global spend on legal services.

Our full-stack solution currently includes:

- ***DISCO Hold*** automates the manual work necessary to comply with preservation requirements, empowering legal teams to preserve data, notify custodians, track holds with a defensible audit trail, and collect data when ready.

- ***DISCO Request*** automates response compliance for legal requests like service of process requests, subpoenas, and law enforcement requests, giving legal teams control and visibility from intake to resolution.

- ***DISCO Ediscovery*** automates much of the ediscovery process, saving legal departments from costly and cumbersome manual tasks associated with collecting, processing, enriching, searching, reviewing, analyzing, producing and using enterprise data that is at issue in legal matters.

- ***DISCO Review*** is an AI-powered document review that consistently delivers legal document reviews that are high quality, on time and on budget.

- ***DISCO Case Builder*** allows legal professionals to collaborate across teams to effectively build a compelling case by offering a single place to search, organize and review witness testimony and other important legal data.

Key Benefits of Our Solution

Our end-to-end solution was designed to improve the everyday experience of lawyers and legal professionals and improve legal outcomes for legal departments. We deliver the following key benefits:

- ***Full Stack and Turnkey***.   We enable customers to consume our offerings in a self-service way or as a turnkey, full-stack solution, giving our customers the flexibility to tailor their legal hold, legal request, ediscovery, and legal document review processes to their own legal work strategy and use different combinations of our offerings on different subsets of their legal work. The availability of our full-stack solution removes the need for our customers to manage workflows and data transfer between multiple services providers and point solutions, freeing up legal professionals to focus on higher value legal work. Additionally, because we use DISCO Ediscovery internally to deliver DISCO Review, we are able to maintain a tight feedback loop that accelerates improvement of our solution and training of our AI models, increasing the effectiveness of our overall solution for all customers over time. Our cloud-native, AI-powered solution is augmented with deep expertise, consultative professional services and flexible customer support, enabling us to be a single-source provider and meet the diverse needs of customers across industries.

- ***High End-User Satisfaction Driven by Applications Built for Lawyers and Other Legal Professionals.***   We strive to create product experiences that feel "magical" to lawyers: intuitive, easy to use, powerful and comprehensive. Our cloud-native architecture delivers a level of performance comparable to the consumer applications that modern lawyers use every day. Our applications bring sophisticated technology, such as AI, to bear at the right points in a legal workflow in a way that feels natural and is not intimidating to the end user. These characteristics of our solution encourage and accelerate widespread adoption by lawyers and other legal professionals, which in turn accelerates the time to value for our customers.

- ***Increased Accuracy and Quality of Review.***   Our solution allows lawyers to use AI and analytics integrated into a lawyer-friendly and highly automated workflow to increase the accuracy and quality of legal reviews. These innovations allow lawyers to spend less time finding and fixing human errors and managing the routing of documents through lawyer workflows and more time on higher value tasks that require legal judgment. Customers can realize these benefits either by leveraging DISCO Review or using DISCO Ediscovery as the solution on which existing law firms and legal services providers conduct legal document review themselves.

- *Faster Resolution of Legal Matters with Better Outcomes.* Our solution enables lawyers to determine the facts and use those facts to assess legal matters and produce evidence more quickly. We believe this enables them to resolve legal matters faster, which can result in significantly reduced legal costs and the reduction or avoidance of legal risks across their full portfolio of legal matters.

- *Scalable, Secure, Single System of Record and Engagement for Legal Data.* The scalability, performance and extensibility of our cloud-native architecture allows customers to use DISCO as a secure single system of record and engagement for all enterprise data related to legal matters at enterprise scale. This enhances the security and integrity of our customers' enterprise data involved in legal matters, provides fine-grained control over user access to this data and the workflows users employ and empowers lawyers to easily search, visualize and interact with the complete corpus of enterprise data involved in legal matters in real time and in one place. With a single system of record and engagement, our AI models can continuously learn from all of a customer's data and legal work product across all legal matters, enabling our customers to gain insights from legal work performed in earlier legal matters to accelerate legal work in subsequent legal matters.

- *Cost Flexibility and Predictability.* Our single, end-to-end solution replaces the fragmented landscape of solutions and vendors historically used by legal departments. The solutions we replace often include separate, high and unpredictable costs for different parts of the ediscovery and legal document review process, such as processing, the review platform, analytics and infrastructure. By contrast, our simple, all-in pricing model and flexible terms align with our customers' needs, are easy to understand and guarantee costs for our customers, allowing legal departments to improve cost predictability and budget planning.

Our Customers

As of December 31, 2022, we had 1,327 customers, increasing from 1,126 as of December 31, 2021. Our customers include a diverse set of enterprises across a broad set of industries, as well as law firms, legal services providers of all sizes and governmental organizations. While we serve customers across many different industries, the way in which lawyers and legal professionals use our solution is similar regardless of the specific industry in which each customer operates. This commonality has created efficiencies in our sales and marketing and product development efforts because we do not need to tailor them to a wide range of different customer use cases.

We define a customer as an entity that we have a contract with and from whom we have recognized revenue during the preceding month. Legal departments that use our solution and use many law firms across their legal matters, as well as law firms and service providers that use our solution for multiple clients, are each treated as one customer. Regardless of who we contract with, the ultimate payer is almost always the corporate legal department, with law firms and service providers passing on our bills to their clients for reimbursement.

In 2022, no customer accounted for more than 10% of our revenue and less than 10% of our revenue was generated from customers outside of the United States.

Our Growth Strategies

We are pursuing multiple levers for future growth:

Fuel the DISCO Product-Led Growth Engine

- *Maintain and Advance Our Innovation and Brand.* We intend to keep combining our deep legal domain expertise and commitment to world-class software engineering to continue delivering features that lawyers love and introducing new applications to address more areas of legal work.

- *Add New Customers.* We believe we have a significant opportunity to further grow our customer base and our market leadership and differentiated solution will enable us to efficiently acquire new customers across all channels. As of December 31, 2022, we had 1,327 customers, increasing from 1,126 customers as of December 31, 2021.

- *Increase Usage and Penetration Within Our Existing Customer Base.* We believe that we will be able to continue expanding customer relationships by increasing customers' usage of applications that they already buy from us, selling more of our existing applications to existing customers, and, in the future, introducing additional applications to sell to existing customers.

Extend our Reach

- ***Enhance Our Sales Coverage and Establish a Digital Sales Channel.*** We intend to continue to selectively expand our sales force headcount in strategic locations across the United States and globally. Additionally, we plan to develop a digital, self-service sales channel that can simplify the sales process and enable customers to easily adopt our solution through our website without the need to speak with a sales representative.

- ***Expand Internationally.*** Our market is global and we have a significant opportunity to expand internationally. In 2022, less than 10% of our revenue was generated by customers outside of the United States.

- ***Extend and Strengthen Our Channel Partnerships and Integrations.*** We intend to cultivate and leverage channel partners to grow our market presence, enhance the virality of our solution and drive greater sales efficiency.

- ***Expand Our Offering Portfolio.*** We intend to leverage our technology to introduce further offerings that increase lawyer productivity across more and more areas of legal work over time.

- ***Pursue Strategic Acquisitions and Strategic Investments.*** We intend to selectively pursue acquisitions and strategic investments that we believe can expand the functionality and value of our solution and bring talent to our company.

Our Employees and Culture

We believe that great achievements come from aiming great people at big problems, and that our employees, who we call "Discovians," are the principal driver of our success. We strive to attract, retain, develop and promote humble, curious and empathetic Discovians across all areas of our business. We are committed to fostering a diverse and inclusive workplace that values input from every corner of our business and creating an environment where all people feel welcome and connected regardless of their background. Our culture is guided by the principles we set forth in our MAGIC core values: Meaningful impact, All-in, Grit and grace, Innovation and Craft. These principles shape our culture and guide the way we work, support each other and our communities and serve our customers. We believe that our culture and commitment to giving back to our community are critical to advancing our mission of using technology to strengthen the rule of law.

Diversity, equity and inclusion is a cornerstone of our strategy in this regard: we are committed to making DISCO a place where all people feel welcome and connected regardless of their background. Our aim is to build a company where great people can do the work of their lives and where every Discovian can see the impact that their work has on advancing our mission of using technology to strengthen the rule of law. We believe one of the greatest contributors to satisfaction at work is working with people who are good at their jobs and who are also good human beings. We have focused on building a culture that encourages bold experimentation and innovation and that is rigorous about measuring the results of our innovation so that we can direct investment toward ideas that work and away from ideas that do not. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity and other incentive plans are to attract, retain and motivate selected employees, consultants and directors. As of December 31, 2022, we had 661 full-time employees.

Sales and Marketing

We sell our solution through a direct sales force which is organized based on the stages of our sales motion. Our sales organization includes sales development representatives, field sales, inside sales, solution architects and our customer success team. Our sales development representatives are responsible for finding and initiating contact with prospective customers, booking initial meetings with our sales team and demonstrating our applications. Our field and inside sales teams are responsible for converting interested prospects into DISCO customers and then expanding our relationship with existing customers by increasing their usage of our applications and cross-selling additional applications. Our solution architects provide deep expertise in our technology and are responsible for providing current and prospective clients with technical and workflow sales consulting. Once a customer is signed, our customer success team is responsible for onboarding our customers and driving user adoption in each customer organization. Our customer success professionals maintain ongoing relationships with users at our customers and partner with our sales team to secure referrals and capture upsell opportunities.

In addition to our direct sales force, we also sell through legal services providers who buy our applications and resell them to their own customers, often in combination with professional services. The customers of our customers who are legal services providers are generally legal departments and law firms. Some of our law firm customers additionally buy our applications for the purpose of reselling them to their clients, who are legal departments, often in combination with professional services and legal services.

One particular area of focus of our sales team is the conversion of users into customers. Our typical entry into an organization is through lawyers at corporate legal departments and law firms. These or other customers also use our applications to collaborate with other legal industry participants who may or may not be our customers. For example, a legal department may add users who work at law firms that are not yet our customers. We aim to proactively secure referrals to other prospective customers as well as converting users of our solution who are not yet customers.

Our marketing activities are focused on building our brand reputation, increasing awareness of our solution among potential customers, converting users into customers and otherwise driving customer demand. We reach potential customers and generate leads for our sales team through a combination of customer prospecting, content marketing, social media, digital marketing, public relations, event marketing and sponsorships. We also incorporate lead generation directly into our product experience, with buttons that enable our customers to easily increase their usage, add new applications and engage our experts for additional support. Additionally, we believe we have an attractive opportunity to develop a more robust digital sales channel that can further facilitate efficient, self-service adoption by our customers.

As of December 31, 2022, we had 276 professionals in our sales and marketing organization.

Research and Development

Our research and development organization is responsible for the design, development, testing and delivery of our cloud-native solution and platform. We believe that our substantial and continued investment in research and development, including hiring top engineering talent, in conjunction with our focus on having lawyers and legal professionals involved in every aspect of the product development process is critical to expanding our leadership position and developing applications that seem magical to our users. Additionally, our product development process and roadmap are informed by the continuous feedback we receive from Discovians who use our software as part of our DISCO Review offering and in our support and professional services organization.

As of December 31, 2022, we had 176 employees in our research and development organization.

Our Competition

Our market is rapidly evolving and highly competitive. Almost all potential customers have existing solutions for ediscovery and legal document review in place, which typically consists of a mix of on-premise point solutions and human professional services. To win new customers, we must displace these incumbent solutions.

We believe our competitors fall into several categories:

- *Legal services providers.* Competitors in this category include large dedicated legal services providers such as Consilio LLC, Epiq Systems, Inc. and KLDiscovery Inc., the legal services divisions of large professional services firms such as Deloitte & Touche LLP, Ernst and Young LLP, KPMG LLP and PricewaterhouseCoopers LLP and a large number of smaller regional and local legal services providers. Certain law firms also provide ediscovery solutions and legal document review services to their clients that may compete with our solutions for discrete matters.

- *Legacy on-premise software.* Competitors in this category include Nuix Limited, Open Text Corporation, Relativity ODA LLC, or Relativity, RELX PLC and Thomson Reuters Corporation, as well as many other smaller software companies.

- *Cloud software.* Competitors in this category include Everlaw, Inc., Logik Systems, Inc. (d.b.a. Logikcull), Relativity through its RelativityOne product offering and Reveal Data Corporation as well as many other smaller software companies.

In addition, we expect to expand our solution to address additional areas of the legal function and we will likely face further competition from existing companies in such areas.

We believe the principal competitive factors in our market include the following:

- level of user satisfaction;

- ease of deployment, implementation and use;

- scalability, reliability, security and performance;

- breadth of offering;

- solution features and capabilities;

- accuracy, quality and speed of review;

- ability to connect multiple stakeholders in a cloud-based solution;

- quality and use of AI;

- comprehensiveness, quality and availability of support and professional services;

- brand awareness and reputation; and

- cost and predictability of costs.

We believe we generally compete favorably with our competitors on the basis of these factors. However, certain of our competitors may have greater name recognition, longer operating histories, more established customers, substantially greater financial and technical resources and larger sales and marketing budgets than we do.

Intellectual Property

We rely on certain intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as contractual protections to establish and protect our proprietary rights with respect to employees, contractors, customers and partners.

We have certain registrations (and applications for registration) for intellectual property rights. As of December 31, 2022, we held five U.S. granted patents and 12 pending U.S. patent applications. As of December 31, 2022, we held one registered U.S. trademark and held eight domain names in the United States and foreign jurisdictions. The existence of a pending application is not an assurance that it will issue or lead to a registration.

Government Regulation

Our business is and will continue to be subject to extensive and evolving U.S. federal, state and foreign laws, rules and regulations, including the rules and regulations of the organizations and other authorities governing the legal profession in the jurisdictions in which we or our customers operate. In addition, we are subject to regulations and laws specifically governing the internet and the collection, storage, processing, transfer and other use of personal information and other customer data. We are also subject to laws and regulations involving taxes, privacy and data security, anti-spam, content protection, electronic contracts and communications, mobile communications, unencumbered internet access to our solution, the design and operation of websites and internet neutrality. See the section titled "Risk Factors - Risks related to Litigation, Regulatory Compliance and Governmental Matters - We operate in a highly regulated industry and either are or may be subject to a wide range of federal, state and local, as well as foreign, laws, rules and regulations and our failure to comply with these laws and regulations may force us to change our operations or harm our business."

Facilities

Our headquarters are located in Austin, Texas, where we lease approximately 46,000 square feet pursuant to a lease that expires in July 2028. We have other offices located in New York, New York and London, United Kingdom. These offices are leased, and we do not own any real property. We may lease or purchase additional space as needed to accommodate our needs.

Corporate Information

We were incorporated in Delaware in December 2013. Our principal executive offices are located at 111 Congress Ave., Suite 900, Austin, Texas 78701, and our telephone number at that address is (833) 653-4726. Our website address is www.csdisco.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendment to these reports are filed with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at www.csdisco.com when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The information contained on the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below. You should carefully consider the risks described below, together with the financial and other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks or others not specified below materialize, our business, financial condition, results of operations and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations and prospects. As a result, the trading price of our common stock could decline.

Risks Related to Our Growth and Capital Requirements

Our substantial growth may not be indicative of our future growth. Our historical growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have experienced substantial growth in our business since inception. For example, our revenue was $135.2 million and $114.3 million for the years ended December 31, 2022 and 2021, respectively. We have also experienced significant growth in headcount, our number of customers, usage and amount of data delivered across our solution. You should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Our annual rate of revenue growth declined from 2021 to 2022. Even if our revenue continues to increase, our revenue growth rate may continue to decline in the future as a result of a variety of factors, including the maturation of our business, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. Overall growth of our revenue depends on a number of factors, including our ability to:

- price our solution effectively so that we are able to attract new customers and expand sales to our existing customers;

- expand the functionality applications of our solution;

- maintain and expand the rates at which customers use our solution;

- provide our customers with support that meets their needs;

- maintain or increase customer satisfaction with our solution;

- continue to introduce and sell our solution to new markets;

- continue to develop applications and new functionality on our solution and successfully further optimize our solution, including continued innovation of our artificial intelligence system for legal documents;

- successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our solution;

- recruit, hire, train and manage additional qualified developers, professionals and sales and marketing personnel; and

- increase awareness of our brand on a global basis and successfully compete with other companies.

We may not successfully accomplish any of these objectives, and as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile and it may be difficult to achieve and maintain profitability.

In addition, we expect to continue to expend substantial financial and other resources on:

- our technology infrastructure, including systems architecture, scalability, availability, performance and security;

- sales and marketing, including the future expansion of our sales organization to engage existing and prospective customers, increase brand awareness and drive adoption of our solution;

- product development, including investments in our development team and the development of new applications of our solution and new functionality for our existing applications and in the protection of our intellectual property rights related to our product development;

- services and support for the benefit and assistance of customers using our solution;

- acquisitions or strategic investments;

- international expansion; and

- general administration, including increased legal and accounting expenses associated with being a public company.

These investments may not be successful on the timeline we anticipate or at all and may not result in increased revenue growth. If we are unable to maintain or increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed and we may not be able to achieve or maintain profitability over the long term. Additionally, we have encountered, and may in the future encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as unforeseen operating expenses, difficulties, complications, delays and other known or unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our business, financial position and results of operations may be harmed and we may not achieve or maintain profitability in the future.

We may not be able to successfully manage our growth and, if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. As usage of our solution grows, we will need to devote additional resources to improving and maintaining our infrastructure and integrating with third-party applications, including open source software. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base. Any failure of or delay in these efforts could lead to impaired system performance and reduced customer satisfaction, resulting in decreased sales to customers, lower dollar-based net retention rates, the issuance of service credits or requested refunds, which would hurt our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

Our limited operating history and our history of operating losses makes it difficult to evaluate our current business and prospects and may increase the risks associated with your investment.

We launched our business in 2013 and have experienced net losses in each fiscal year since inception. We incurred net losses of $70.8 million and $24.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $198.2 million. We will need to generate and sustain increased revenue levels and manage costs in future periods in order to become profitable. Even if we achieve profitability, we may not be able to maintain or increase our level of profitability. We intend to continue to incur significant costs to support further growth and further develop our solution, including expanding the functionality of our solution, technology infrastructure and business systems, expanding our partner ecosystem, increasing our marketing activities and growing our international operations. We will also face increased compliance costs associated with growth and expansion of our customer base. These increased expenditures will make it harder for us to achieve or sustain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, the value of our common stock could decline and our business may be harmed.

We have limited historical financial data and operate in a rapidly evolving market. As a result, it is difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth, and any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described herein. If we do not address these risks successfully, our business may be harmed.

Our ability to timely raise capital in the future may be limited, or such capital may be unavailable on acceptable terms, if at all.

We have funded our operations since inception primarily through payments received from our customers, sales of equity securities, including our IPO in July 2021, and borrowings under our former credit facility. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds. We evaluate financing opportunities from time to time and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. Additional financing may not be available on favorable terms, if at all. Weakness and volatility in the capital markets and the economy in general could limit our access to capital markets and increase our costs of borrowing. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results and financial condition. Furthermore, if we issue additional equity securities, stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in future offerings will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other stockholders.

We may issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Risks Related to Our Business and Industry

Our business depends on customers increasing their use of our solution and any loss of customers or decline in their use of our solution could harm our business.

Our ability to grow and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and to have them increase their usage of our solution. Customers are charged in part based on their usage of our solution. If our customers do not increase their usage of our solution, our revenue may decline and our results of operations may be harmed. Most of our customers do not have long-term contractual financial commitments to us and, therefore, most of our customers may reduce or cease their use of our solution at any time. Customers may terminate or reduce their use of our solution for any number of reasons, including the settlement or other resolution of legal matters, reductions in the volume of major legal matters experienced, customer budget constraints, customer satisfaction or negative perceptions as to the reliability of our solution relative to traditional methods of performing legal services, changes in our customers' underlying businesses and financial conditions, changes in the type and size of our customers, pricing changes, legal industry trends away from litigation toward alternative forms of dispute resolution, competitive conditions and general economic conditions. In addition, even if our customers expand their usage of our solution, we cannot guarantee that they will maintain those usage levels for any meaningful period of time.

Customers under usage-based contracts can cancel their contracts or reduce their usage at any time. The loss of customers or reductions in their usage of our solution may each have a negative impact on our business, results of operations and financial condition. Because a significant majority of our revenue is directly correlated with our customers' usage of our solution, which in turn is dependent on the timing of and activity driven by litigation, investigations and other legal matters for which our solution is used, our operating results have fluctuated significantly in the past in connection with the inception and conclusion of large legal matters, and we expect such fluctuations to continue for the foreseeable future. In particular, usage of DISCO Review, our AI-powered document review offering, decreases and increases more significantly with the completion and inception of litigation, investigations and other legal matters than with our other offerings, and as a result can have a material impact on our quarter-to-quarter revenue fluctuations, even though revenues from such offering currently constitute a small proportion of our overall annual revenues.

In addition, existing customers may negotiate lower rates for their usage in exchange for an agreement to renew, expand their usage in the future or adopt new solutions. As a result, these customers may not reduce their usage of our solution, but the revenue we derive from that usage will decrease. If our customers reduce their usage of or do not continue to use our solution, our revenue and other results of operations will decline and our business will suffer.

Our future success also depends in part on our ability to expand our existing customer relationships by increasing usage and selling additional solutions to our existing customers. The rate at which our customers purchase solutions from us depends on a number of factors, including our ability to develop additional features for our solution and the quality of such applications, general economic conditions and pricing and services offered by our competitors. If our efforts to increase usage and sell additional solutions to our customers are not successful, our business may be harmed.

Usage of our solution accounts for substantially all of our revenue.

We have derived and expect to continue to derive substantially all of our revenue from usage of our solution. As such, market adoption of our solution is critical to our continued success. Our operating results could suffer due to:

- any decline in demand for our solution;

- the failure of our solution to achieve continued market acceptance;

- the failure of the market for cloud-based technologies for the legal industry to continue to grow, or grow as quickly as we expect;

- the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our solution;

- technological innovations or new standards that our solution does not address;

- sensitivity to current or future prices offered by us or our competitors;

- our customers' development of their own proprietary solutions; and

- our inability to release enhanced versions of our solution on a timely basis.

If the market for our solution grows more slowly than expected or if demand for our solution does not grow as quickly as anticipated, whether as a result of competition, pricing sensitivities, product obsolescence, technological change, unfavorable economic conditions, uncertain geopolitical environment, budgetary constraints of our customers or other factors, our business would be harmed.

If we are unable to attract new customers and retain existing customers, our business, financial condition and results of operations will be adversely affected.

We must attract new customers and retain existing customers to continue to grow our business. Our success will depend to a substantial extent on the widespread adoption of our solution as an alternative to existing offerings, including as an alternative to traditional systems relying on manual tasks and processes. Our customers include law firms and other legal services providers, legal departments of corporate enterprises and organizations and governmental entities. We must convince potential customers of the value of our cloud software solution and that our technologies can automate and simplify legal services more accurately, efficiently and securely than lawyers and their staff and the products of our competitors. This may require significant and costly sales efforts that are targeted at law firms and legal departments of corporate enterprises and organizations and the senior management of these potential customers. In addition, our ability to attract new customers depends in part on our partner ecosystem, consisting of law firms and other legal services providers who resell our solution. We must develop and maintain strong relations with our partner ecosystem and convince our partners of the value of our solution so that they drive adoption of our solution by their customers. Additionally, our solution allows our customers to add other legal industry participants as non-paying users of our solution. Our ability to attract new customers depends in part on our ability to convert the non-paying users. Our success also depends in part on our ability to offer compelling solutions and the effectiveness of our sales organization. Numerous other factors, many of which are out of our control, may now or in the future impact our ability to acquire new customers, including, but not limited to:

- competitive offerings;

- potential customers' commitments to other providers;

- real or perceived costs of switching to our solution;

- our failure to expand, retain and motivate our sales and marketing personnel;

- our failure to develop or expand relationships with potential customers and our partner ecosystem;

- failure by us to help our customers to successfully deploy our solution;

- negative media or industry or financial analyst commentary regarding us or our solution;

- negative perceptions about the reliability of cloud-based legal solutions;

- litigation activity; and

- deteriorating general economic conditions.

If the legal market and the demand for legal services decline, customers may decide not to adopt our solution and our existing customers may cease using our solution to reduce costs. As a result of these and other factors, we may be unable to attract new customers or retain existing customers, which would adversely affect our business, financial condition and results of operations.

If our solution fails to perform properly due to defects, interruptions, delays in performance or similar problems and if we fail to resolve any defect, interruption, delay or other problem, we could lose customers, become subject to service performance or warranty claims or incur significant costs.

Our operations are dependent upon our ability to prevent system interruption. The technologies underlying our cloud solution are complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. We have from time to time found defects in our solution and may discover additional defects in the future that could result in service issues. These defects or errors could also be found in third-party applications on which we rely. We may not be able to detect and correct defects or errors before a customer begins using our solution. Consequently, we or our customers may discover defects or errors after our solution has been deployed.

In addition, we may experience system slowdowns and interruptions from time to time. Continued growth in our customer base could place additional demands on our solution and could cause or exacerbate slowdowns or interrupt the availability of our solution. If there is a substantial increase in the volume of usage on our solution, we will be required to further expand and upgrade our technology and infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our solution or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In such cases, if our users are not able to access our solution or encounter slowdowns when doing so, we may lose customers or partners. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our solution. Our response to such slowdowns or interruptions may not be sufficient to address all aspects or any unanticipated consequence or incidents and our insurance may not be sufficient to compensate us for the losses that could occur.

Our customers use our solution to manage critical aspects of their businesses and operations. The occurrence of any defects, errors, disruptions in service or other performance problems, or delays with our solution, whether in connection with the day-to-day operations or otherwise, could result in:

- loss of customers;

- loss of partners;

- reduced customer usage of our solution;

- reduced ability to attract new customers;

- lost or delayed market acceptance and sales of our solution;

- delays in payment to us by customers;

- injury to our reputation and brand;

- legal claims, including warranty claims, against us; and

- diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.

The costs incurred in correcting any material defects, errors or other performance problems in our solution may be substantial and could harm our business.

Incorrect or improper use of our solution could result in customer dissatisfaction and harm our business, results of operations, financial condition and growth prospects.

We regularly train our customers in the proper use of and the variety of benefits that can be derived from our solution to maximize its potential. Our failure to train customers on how to efficiently and effectively deploy and use our solution, or our failure to provide effective support or professional services to our customers, whether actual or perceived, may result in negative publicity or legal actions against us. Also, as we continue to expand our customer base, any actual or perceived failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our related services.

Customers may find our solution to be complicated to use and it may not be easy to maximize the value of our solution without proper training. Moreover, we have designed our solution to allow for use by law firms and legal services providers who are not direct customers. If our customers or such third-parties perceive that our solution is too complex or time-consuming to learn and use, customer perceptions of our company and our solution may be impaired, our reputation and brand may suffer and customers may choose not to use our solution or increase their purchases of our offerings. Further, incorrect or improper use of our solution by our customers or their external legal services providers may result in negative legal outcomes and potentially subject such parties to claims of malpractice, which would adversely affect our reputation and customer confidence in our solution.

We rely upon third-party providers of cloud-based infrastructure to host our cloud-based solution. Any disruption in the operations of these third-party providers, limitations on capacity, or interference with our use could adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to continue to adopt and utilize our cloud-based solution. We outsource substantially all of the infrastructure relating to our cloud-based solution to third-party hosting services. In particular, Amazon Web Services, or AWS, provides the cloud computing infrastructure that we use to host our solution and many of the internal tools we use to operate our business. Customers of our cloud-based solution expect to be able to access our solution at any time, without interruption or degradation of performance. Our cloud-based solution depends on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining its configuration, architecture, features and interconnection specifications, as well as the information stored in these virtual data centers, which is transmitted by third-party internet service providers. Any disruption as a result of cyber-attacks or similar issues, or any limitation on the capacity of our third-party hosting services, could impede our ability to onboard new customers or expand the usage of our existing customers or otherwise adversely affect our business, which could adversely affect our financial condition and results of operations. Due the fact that we rely on third-party providers of cloud-based infrastructure to host our cloud-based solution, it may become increasingly difficult to maintain and improve their performance, especially during peak usage times and as our cloud capabilities become more complex and our user traffic increases, because we do not control the infrastructure supporting these services. In addition, any incident affecting our third-party hosting services' infrastructure that may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, outbreaks of contagious diseases, terrorist or other attacks and other similar events beyond our control could negatively affect our cloud-based solution. If our cloud-based solution is unavailable or if our users are unable to access our cloud-based solution within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our solution, delays in payment to us by customers, injury to our reputation and brand, legal claims against us and the diversion of our resources. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party hosting services we use.

As our business grows, we may need to engage additional providers of cloud computing infrastructure to support our operations. Adequate additional support may not be available to us on acceptable terms, or at all. Furthermore, certain customers may require that we use or avoid specific providers of cloud computing infrastructure. If we fail to enter into agreements or integrate our solution with third-party offerings that our customers require to operate their businesses, or to provide the proper support or ease of integration our customers require, we may not be able to offer the functionality that our customers and their consumers expect, which would harm our business. In addition, in the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our cloud-based solution as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our cloud-based solution for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations.

We rely on AWS to host our solution, and any disruption of service from AWS or material change to our arrangement with AWS could adversely affect our business.

We currently host our solution and support most of our operations using AWS, a provider of cloud infrastructure services. We do not control the operations of AWS's facilities. AWS's facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events or could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these events, a decision to close the facilities or cease or limit providing services to us without adequate notice or other unanticipated problems could result in interruptions to our solution, which may be lengthy. Our solution's continuing and uninterrupted performance is critical to our success and employers and job seekers may become dissatisfied by service interruption. Sustained or repeated system failures could reduce the attractiveness of our solution to customers, cause our customers to decrease their use of or stop using our solution and otherwise adversely affect our business. Moreover, negative publicity from disruptions could damage our reputation.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. If we cannot renew our agreement or are unable to renew on commercially reasonable terms, we may experience costs or downtime in connection with the transfer to, or the addition of, new cloud infrastructure or other data centers. If these providers charge high costs for or increase the cost of their services, we will experience higher costs to operate our business and may have to increase the fees to use our solution and our operating results may be adversely impacted.

Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete. Switching our operations from AWS to another cloud or other data center provider would also be technically difficult, expensive and time consuming.

Any of the above circumstances or events may harm our reputation, cause customers to stop using our solution, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

We expect fluctuations in our financial results, which may cause period-to-period comparisons not to be meaningful.

Our business model is usage-based and there is inherent unpredictability in the timing, duration and scope of our customers' legal matters requiring use of our solution. Our operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our results of operations, including the levels of our revenues, working capital and cash flows, may vary significantly in the future, such that period-to-period comparisons of our results of operations may not be meaningful. Our financial results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:

- the timing of our customers' usage of our solution, which is impacted by the inception and completion of litigation, investigations and other legal matters, particularly in the case of usage of our DISCO Review offering;

- the level of demand for or pricing of our solution;

- our ability to grow or maintain usage by our existing customers and acquire new customers;

- the timing and success of new functionality, features, integrations, capabilities and enhancements by us to our solution, or by our competitors to their products, or any other changes in the competitive landscape of our market;

- the timing and amount of our investments to expand the capacity of our third-party cloud infrastructure providers;

- changes in our customers' budgets and in the timing of their budget cycles and purchasing decisions;

- changes in regulatory or legal environments that may cause us to incur, among other elements, expenses associated with compliance;

- general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

- the effects of potential acquisitions and their integration;

- the impact of new accounting pronouncements;

- changes in the competitive dynamics of our market, including consolidation among competitors or customers;

- significant security breaches of, technical difficulties with or interruptions to the delivery and use of our solution;

- awareness of our brand and our reputation in our target markets;

- errors in our forecasting of the demand for our solution, which would lead to lower revenues, increased costs, or both; and

- our ability to control costs, including research and development and sales and marketing expenses.

Any one or more of the factors above may result in significant fluctuations in our results of operations. In addition, because we were founded in 2013 and have experienced rapid expansion of our business and revenues since such time, we do not have a long history upon which to base forecasts of future revenue and operating results. Accordingly, we may be unable to accurately forecast our revenues. As a result, our past results may not be indicative of our future performance, and the variability and unpredictability of our results of operations or other operating metrics could result in our failure to meet our expectations or those of investors or analysts with respect to revenues or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our common stock could decline substantially and we could face lawsuits that are costly and may divert management's attention, including securities class action suits.

If we fail to forecast our revenue accurately or manage our expenditures, or if we fail to meet publicly announced guidance, our operating results could be adversely affected, and our stock price could decline.

Because our recent growth has resulted in the rapid expansion of our business and revenues, we do not have a long history upon which to base forecasts of future revenue and operating results. We cannot accurately predict customers' usage given the uncertain timing and duration of legal matters and the diversity of our customer base across industries, geographies and size and other factors. Accordingly, we may be unable to accurately forecast our revenues notwithstanding our substantial investments in sales and marketing, infrastructure and research and development in anticipation of continued growth in our business. If we do not realize returns on these investments in our growth, our results of operations could differ materially from our forecasts, which would adversely affect our results of operations and could disappoint analysts and investors, causing our stock price to decline.

In addition, we release earnings guidance in our quarterly and annual earnings conference calls, quarterly and annual earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. Our actual business results may vary significantly from such guidance or consensus due to a number of factors, many of which are outside of our control, including global economic uncertainty and financial market conditions, which could adversely affect our business and future operating results. Furthermore, we have in the past and may in the future make downward revisions of our previously announced guidance. If we withdraw our previously announced guidance, or if our publicly announced guidance of future operating results fails to meet expectations of securities analysts, investors or other interested parties, the price of our common stock may decline.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and changing customer needs, requirements or preferences, our solution may become less competitive.

The market in which we compete is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements and preferences.

The success of our business will depend, in part, on our ability to adapt and develop enhancements for our solution that respond effectively to these changes on a timely basis and in a user-friendly manner. If we are unable to evolve our cloud solution to satisfy our customers' needs and provide enhancements or add new and innovative features and capabilities to our solution that keep pace with rapid technological and industry change, our revenue and operating results could be adversely affected. If new technologies emerge that enable our competitors to deliver competitive products, services and applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete. If our solution does not allow us or our customers to comply with the latest regulatory requirements, our existing customers may decrease their usage on our solution and new customers will be less likely to adopt our solution.

A limited number of customers represent a substantial portion of our revenue. If we fail to retain these customers, our revenue could decline significantly.

We derive a substantial portion of our revenue from sales to our top 10% customers. As a result, our revenue could fluctuate materially and could be and has in the past been materially and disproportionately impacted by purchasing decisions of these customers or any other significant future customer. Because a significant majority of our revenue is directly correlated with our customers' usage of our solution, which in turn is dependent on the timing of and activity driven by litigation, investigations and other legal matters for which our solution is used, our operating results have fluctuated significantly in the past in connection with the inception and conclusion of large legal matters, and we expect such fluctuations to continue for the foreseeable future. In particular, usage of DISCO Review, our AI-powered document review offering, decreases and increases more significantly with the completion and inception of litigation, investigations and other legal matters than with our other offerings, and as a result can have a material impact on our quarter-to-quarter revenue fluctuations, even though revenues from such offering currently constitute a small proportion of our overall annual revenues. Any of our significant customers may decide to purchase less than they have in the past, may alter their purchasing patterns at any time with limited notice, may cease usage of our solution following the conclusion of a matter, or may decide not to continue to use our solution at all, any of which could cause our revenue to decline and adversely affect our financial condition and results of operations. If we do not further diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

Our revenue growth depends in part on the success of our strategic relationships with law firms and other legal services providers, and if we are unable to establish and maintain successful relationships with them, our business, operating results and financial condition could be adversely affected.

We seek to grow our partner ecosystem as a way to grow our business. We plan to continue to establish and maintain similar strategic relationships with law firms and other legal services providers and we expect these entities to become an increasingly important aspect of our business. Our future growth in revenue and ability to achieve and sustain profitability depends in part on our ability to identify, establish and retain successful strategic partner relationships in the United States and internationally, which will take significant time and resources and involve significant risk. In order to develop and expand our distribution channel, we must develop and improve our processes for partner introduction and training. If we do not succeed in identifying suitable strategic partners or maintain our relationships with such partners, our business, operating results and financial condition may be adversely affected.

Moreover, we cannot be certain that these law firm and other legal services provider partners will prioritize or provide adequate resources to promote or utilize our solution. Further, some of our partners also work with our competitors. As a result of these factors, many of our law firm and other legal services provider partners may choose to promote alternative technologies in addition to or in lieu of our solution, either on their own or in collaboration with others, including our competitors. We cannot assure you that our law firm and other legal services provider partners will continue to cooperate with us. In addition, actions taken or omitted to be taken by such parties may adversely affect us. Even if we are successful in establishing and maintaining these relationships with law firms and other legal services providers, we cannot assure you that these relationships will result in increased customer usage of our solution or increased revenue to us.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solution.

Our ability to increase our customer base and achieve broader market acceptance of our solution will significantly depend on our ability to expand our marketing and sales operations. We plan to dedicate significant resources to sales, marketing and demand-generation programs, including various online marketing activities as well as targeted account-based advertising. The effectiveness of our targeted account-based advertising has varied over time and may vary in the future. All of these efforts will require us to invest significant financial and other resources and if they fail to attract additional customers, our business will be harmed. If our lead generation methods do not result in broader market acceptance of our solution, we will not realize the intended benefits of this strategy and our business will be harmed.

We believe that there is significant competition for sales personnel, including sales representatives, sales managers and sales engineers, with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend in large part on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires may not become productive as quickly as we expect, if at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, particularly if we grow rapidly, new members of our sales force will have relatively little experience working with us, our solution and our business model. If we are unable to hire and train sufficient numbers of effective sales personnel, our sales personnel do not reach significant levels of productivity in a timely manner, or our sales personnel are not successful in acquiring new customers or expanding usage by existing customers, our business will be harmed.

The markets in which we participate are competitive, and if we do not compete effectively, our business will be harmed.

The market for technology solutions for law firms, private enterprises and government and other organizations is highly fragmented, competitive and constantly evolving. With the introduction of new technologies and market entrants, we expect that the competitive environment in which we compete will remain intense going forward. Almost all potential customers have existing solutions for ediscovery and legal document review in place, which typically consists of a mix of on-premise point solutions and human professional service providers to deliver these solutions. Our competitors include (i) legal services providers, including large dedicated legal services providers such as Consilio LLC, Epiq Systems, Inc. and KLDiscovery Inc., the legal services divisions of large professional firms such as Deloitte & Touche LLP, Ernst and Young LLP, KPMG LLP and PricewaterhouseCoopers LLP, as well as a large number of smaller regional and local services companies and certain law firms providing in-house ediscovery and document review solutions; (ii) legacy on-premise software providers, such as Nuix Limited, Open Text Corporation and Relativity ODA LLC, or Relativity, RELX PLC and Thomson Reuters Corporation; and (iii) cloud software providers, such as Everlaw, Inc., Logik Systems, Inc. (d.b.a. Logikcull), Relativity through its RelativityOne offering, and Reveal Data Corporation. In addition, we expect to expand our solution to address additional areas of the legal function and we likely face further competition from existing companies in such areas.

Some of our competitors have made or may make acquisitions or be acquired by private equity sponsors, enterprises or special purpose acquisition companies or may enter into commercial relationships or other strategic relationships that may provide more comprehensive offerings than they individually had offered. Such acquisitions or relationships may help competitors achieve greater economies of scale than us. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships.

We compete on the basis of a number of factors, including:

- our solution's functionality, scalability, performance, ease of use, reliability, security, availability and cost-effectiveness relative to that of our competitors' products and services;

- our ability to utilize new and proprietary technologies to offer services and features previously not available in the marketplace;

- our ability to identify new markets, applications and technologies;

- our ability to attract and retain customers;

- our brand, reputation and trustworthiness;

- perceptions about the security, privacy and availability of our solution relative to competitive products and services;

- the quality of our customer support;

- our ability to recruit software developers and sales and marketing personnel; and

- our ability to protect our intellectual property.

Our competitors vary in size and in the breadth and scope of the products and services offered. Many of our competitors and potential competitors have greater name recognition, greater market penetration, longer operating histories, more established customer relationships and installed customer bases and substantially greater financial, human, technical and other resources than we do and may be able to offer competing solutions to potential customers on more favorable terms than us. While some of our competitors provide a platform with applications to support one or more use cases, many others provide point-solutions that address a single use case. Other potential competitors not currently offering competitive applications may expand their product offerings to compete with our solution. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our solution. In addition to application and technology competition, we face pricing competition. Some of our competitors offer their applications or services at a lower price, which has resulted in pricing pressures. Some of our larger competitors have the operating flexibility to bundle competing applications and services with other offerings, including offering them at a lower price or for no additional cost to customers as part of a larger sale of other products. For all of these reasons, we may not be able to compete successfully and competition could result in the failure of our solution to achieve or maintain market acceptance, any of which could harm our business.

If the estimates and assumptions we have used to calculate the size of our addressable market opportunity are inaccurate, our future growth rate may be limited.

We have estimated the size of our addressable market opportunity based on data published by third parties and on internally generated data and assumptions. While we believe our market size information is generally reliable, such information is inherently imprecise and relies on our and third parties' projections, assumptions and estimates within our target market, which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report on Form 10-K. Our market is developing and may develop differently than we expect. Market opportunity estimates and growth forecasts that we may make from time to time are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. If such third-party or internally generated data prove to be inaccurate or we make errors in our projections, assumptions or estimates based on that data, including how current customer data and trends may apply to potential future customers and the number and type of potential customers, our addressable target market opportunity and/or our future growth rate may be less than we currently estimate. In addition, these inaccuracies or errors may cause us to misallocate capital and other business resources, which could divert resources from more valuable alternative projects and harm our business.

The variables that go into the calculation of our market opportunity are subject to change over time and there is no guarantee that any particular number or percentage of addressable users or companies covered by our addressable target market opportunity estimates will purchase our solution at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our solution and applications and those of our competitors. Even if the market in which we compete meets our size estimates and growth forecasts, we may not be successful in capitalizing on such market opportunity and our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

Our growth is subject to many factors, including our success in expanding our international operations, continuing to expand the use of our solution by our customers and otherwise implementing our business strategy, which are subject to many risks and uncertainties. Accordingly, information regarding the size of our addressable market opportunity should not be taken as indicative of our future growth.

If we fail to develop, maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, results of operations and financial condition may suffer.

We believe that maintaining and enhancing our brand is important to continued market acceptance of our existing and future applications, attracting new customers and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts and strategies, our ability to provide a reliable solution that continues to meet the needs of our customers at competitive prices, our ability to maintain our customers' trust, our ability to continue to develop new functionality and applications for our solution and our ability to successfully differentiate our solution from competitive products and services. Additionally, our brand and reputation may be affected if customers do not have a positive experience with our law firm and other legal services provider partners' services. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, our business may be harmed.

Furthermore, any negative publicity relating to our employees, customers or others associated with these parties may also tarnish our own reputation simply by association and may reduce the value of our brand. Damage to our brand and reputation may result in reduced demand for our solution and increased risk of losing market share to our competitors. Any efforts to restore the value of our brand and rebuild our reputation may be costly and may not be successful.

We employ a pricing model that subjects us to various challenges, and given our limited history with our pricing model, we may not be able to accurately predict the optimal pricing necessary to attract new customers and retain existing customers.

We generally charge our customers for their usage of our solution across a variety of dimensions of usage. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, we have limited experience with respect to determining the optimal pricing for our solution and, as a result, we have changed our pricing model in the past and expect that we may need to change it in the future. As the market for our solution matures and technology changes and improves, or as new competitors introduce new products or services that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing models as we have used historically. Pricing decisions may also impact the mix of adoption among our customers and negatively impact our overall revenue. Moreover, frequent or significant users of our solution may demand substantial price concessions. As a result, in the future we may be required to reduce our prices or develop new pricing models, which could adversely affect our revenue, gross margin, profitability, financial position and cash flow.

Our sales cycles with customers can be long and unpredictable and our sales efforts require considerable time and expense.

The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. In addition, for our enterprise customers, the lengthy sales cycle for the evaluation and implementation of our solution may also cause us to experience a delay between incurring expenses for such sales efforts and the generation of corresponding revenue. The length of our sales cycle for these customers can vary substantially from customer to customer. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our solution. Customers often undertake a prolonged evaluation process, which frequently involves not only our solution but also those of our competitors. In addition, the size of potential customers may lead to longer sales cycles. As the use of our solution can be dependent upon the timing of work in legal matters, our sales cycle can extend to even longer periods of time. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a completed sale. Additional factors that may influence the length and variability of our sales cycle include:

- the effectiveness of our sales force, particularly new salespeople, as we increase the size of our sales force and train our new salespeople to sell to enterprise customers;

- the discretionary nature of customers' purchasing decisions and budget cycles;

- customers' procurement processes, including their evaluation of competing products and services;

- economic conditions and other factors affecting customer budgets;

- the regulatory environment in which our customers operate;

- customers' familiarity with cloud computing solutions;

- evolving customer demands; and

- competitive conditions.

Given these factors, it is difficult to predict whether and when a customer will switch to our solution.

Further, some of our potential customers may undertake a significant evaluation and negotiation process due to size, organizational structure and approval requirements, all of which can lengthen our sales cycle. We may also face unexpected deployment challenges with such enterprises or more complicated deployment of our solution. These enterprises may demand additional features, support services and pricing concessions or require additional security management or control features. We may spend substantial time, effort and money on sales efforts to these customers without any assurance that our efforts will produce any sales or that these customers will deploy our solution widely enough across their organization to justify our substantial upfront investment. As a result, it is difficult to predict exactly when, or even if, we will make a sale to a potential customer or if we can increase sales to our existing customers.

If we cannot maintain our corporate culture as we grow, our success and our business and competitive position may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the solution that we provide promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong corporate culture and believe it is one of our most important and sustainable sources of competitive advantage. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and our resources become more globally dispersed, we may find it increasingly difficult to maintain these beneficial aspects of our corporate culture. If we fail to maintain our corporate culture, or if we are unable to retain or hire key personnel, our business and competitive position may be harmed.

The success of our business depends on our customers' continued and unimpeded access to our solution on the internet.

Our customers must have internet access in order to use our solution. We have experienced, and may in the future experience, disruptions, outages, defects and other performance and quality problems with the public cloud and internet infrastructure on which our cloud solution relies. These problems can be caused by a variety of factors, including introductions of new functionality, vulnerabilities and defects in proprietary and open source software, human error or misconduct, capacity constraints, design limitations, as well as from internal and external security breaches, malware and viruses, ransomware, cyber events, denial or degradation of service attacks or other security-related incidents. In addition, some internet providers may take measures that affect their customers' ability to use our solution, such as degrading the quality of the content we transmit over their lines, giving that content lower priority, giving other content higher priority than ours, blocking our content entirely, or attempting to charge their customers more for using our solution. As we expand our operations internationally, these problems will be further exacerbated and we will face additional complexity due to our inability to control internet infrastructure outside the United States. Material disruptions, outages, defects and other security performance and quality problems with the public cloud and internet infrastructure on which our cloud solution relies, or any material change in our contractual and other business relationships with our public cloud providers, could result in reduced use of our solution, increased expenses, including significant, unplanned capital investments and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Any failure to offer high-quality support and professional services for our customers may harm our relationships with our customers and, consequently, our business.

Once our solution is deployed, our customers sometimes request consulting and training to assist them in integrating our solution into their business and rely on our customer support personnel to resolve issues and realize the full benefits that our solution provides. Our ability to provide effective customer support is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers with a cloud solution such as ours and maintaining the same. The number of our customers has grown significantly, which is likely to increase demand for consulting, training, support and maintenance related to our solution and place additional pressure on our customer support teams. If we are unable to provide sufficient high-quality consulting, training, integration and maintenance resources, our customers may not effectively integrate our solution into their business or realize sufficient business value from our solution to justify further usage, which could impact our future financial performance. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support or maintenance assistance. We also may be unable to modify the future, scope and delivery of our maintenance services and technical support to compete with changes in the technical services provided by our competitors. Increased customer demand for support and professional services, without corresponding revenue, could increase costs and negatively affect our operating results. In addition, as we continue to grow our operations and support our global customer base, we need to be able to continue to provide efficient support and effective maintenance that meets our customers' needs globally at scale. Our ability to attract new customers is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality support services, or a market perception that we do not maintain high-quality support services for our customers, would harm our business.

We rely on the performance of highly skilled personnel, including our management and other key employees and the loss of one or more of such personnel, or of a significant number of our team members, could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Kiwi Camara, our Co-Founder and Chief Executive Officer. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solution, and our existing salespeople, because of their relationship with our customers. Our senior management and key employees are employed on an at-will basis. In addition, many of our senior management and key employees may be able to receive significant proceeds from sales of our equity in the public markets, which may reduce their motivation to continue to work for us. We cannot ensure that we will be able to retain the services of any member of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart. The loss of one or more of our senior management or other key employees could harm our business.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy and growth plan, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, legal professionals, sales and customer support personnel and other key employees in our industry is intense. In particular, we compete with many other companies for software developers with high levels of experience in designing, developing and managing cloud-based software, as well as for legal professionals to support our solution and skilled sales and operations professionals. In addition, we believe that the success of our business and corporate culture depends on employing people with a variety of backgrounds and experiences and the competition for such diverse personnel is significant. While the market for such talented personnel is particularly competitive in Austin, Texas, where our headquarters is located, it is also competitive in other markets where we maintain operations and the increased prevalence of remote work has increased competition for employees in all markets. Moreover, to the extent we expand our operations to additional markets, we may face difficulties attracting talented personnel to such locations. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business would be harmed.

Future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business and dilute stockholder value.

We have in the past and may in the future make acquisitions of other companies, products and technologies that we believe could complement, expand or enhance the features and functionality of our solution and technical capabilities, broaden our service offerings or offer growth opportunities. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals and any acquisitions we complete could be viewed negatively by customers, developers or investors. In addition, we may not be able to integrate acquired businesses successfully or effectively manage the combined company following an acquisition. If we fail to successfully integrate our acquisitions, or the people or technologies associated with those acquisitions, into our company, the results of operations of the combined company could be adversely affected. Any integration process will require significant time and resources, require significant attention from management and disrupt the ordinary functioning of our business and we may not be able to manage the process successfully, which could harm our business. In addition, we may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges.

We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt, it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to flexibly operate our business.

Our current operations are international in scope and we plan on further geographic expansion, creating a variety of operational challenges.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. For the year ended December 31, 2022, the percentage of revenue generated from customers outside the United States was less than 10% of our total revenue. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. In connection with such expansion, we may face difficulties, including costs associated with expansion, varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle difficulties in collecting accounts receivable in some countries, increased management, travel, infrastructure and legal compliance costs associated with having operations and developing our business in multiple jurisdictions, different technical standards, existing or future regulatory and certification requirements and required features and functionality, political and economic conditions and uncertainty in each country or region in which we operate and general economic and political conditions and uncertainty around the world, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries and a geographically and culturally diverse workforce and customer base. In addition, our solution has been developed with a focus on the practice of law in the United States and the rules and regulations applicable domestically in the United States and we may be required to expend substantial time and resources to update our solution or develop new applications to address alternative systems of legal resolution in other jurisdictions. Furthermore, in certain jurisdictions in which we seek to enter, the rules and regulations governing the practice of law and e-discovery may impose additional obligations or restrictions on our operations. Failure to overcome any of these difficulties could harm our business.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to further expand our international operations and are unable to do so successfully and in a timely manner, our business may be harmed.

We are exposed to fluctuations in currency exchange rates.

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solution to our customers outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses are incurred and an increasing portion of our assets are held outside the United States. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. While we do not currently engage in hedging efforts, if we do not successfully hedge against the risks associated with currency fluctuations as our international operations and customer base grow, our business may be harmed.

Risks Related to Socioeconomic Factors

Unfavorable conditions in the global economy, including a global or domestic recession or the fear thereof, could cause reductions in legal spending and harm our business.

Our results of operations may vary based on the impact of changes in the global economy on us, our industry or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from a global or domestic recession or the fear thereof, inflation, rising interest rates, changes in gross domestic product growth, inflation, rising interest rates, financial and credit market fluctuations, political turmoil, natural catastrophes, lower corporate earnings, reduction in business confidence and activity, warfare and terrorist attacks on the United States, Europe, the Asia-Pacific region, or elsewhere, could cause a decrease in business investments, including spending on information technology, which would harm our business. This risk is presently heightened by the uncertain economic impact of the ongoing COVID-19 pandemic, rising inflation, interest rates and other macroeconomic pressures in the U.S. and the global economy, as well as the impact of Russia's military operations in Ukraine and the related political and economic response. To the extent that our solution is perceived by customers and potential customers as too costly, or difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Moreover, corporate entities may elect to reduce legal spending, both internally and through outside counsel, or be less willing to try alternatives to the traditional legal function. Also, our competitors, many of which are larger and have greater financial resources than we do, may respond to market conditions by lowering prices and attempting to lure away our customers. The increased pace of consolidation in certain industries may also result in reduced overall spending on information technology and legal services. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Our business and results of operations may be materially adversely affected by the ongoing COVID-19 pandemic, including variants of COVID-19, or other similar outbreaks or pandemics.

Our business could be materially adversely affected by the outbreak of a widespread health epidemic or pandemic, including the ongoing COVID-19 pandemic, variants of COVID-19 or other similar outbreaks or pandemics. The COVID-19 outbreak adversely affected workforces, economies and financial markets globally. As a result of the COVID-19 pandemic, governments in many of the jurisdictions in which we or our customers operate implemented significant measures, including lockdowns, closures, quarantines, travel bans and occupancy limits intended to control the spread of the virus, forcing court closures and causing general delays in litigation proceedings and the collection of enterprise data. Due to these factors, we experienced flat revenue growth in the second quarter of 2020 from the first quarter of 2020. While strict shelter-in-place and similar orders have been lifted, limitations on indoor occupancy or other restrictions applicable to in-person operations have been and may in the future be re-instituted in some jurisdictions as a result of potentially more contagious variants of the COVID-19 virus.

We cannot predict how the COVID-19 pandemic and COVID-19 variants will continue to develop, whether and to what extent government regulations or other restrictions may impact our operations or those of our customers or whether or to what extent the COVID-19 pandemic and COVID-19 variants or the effects thereof may have longer-term unanticipated impacts on our business. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease may harm our business and may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

Risks Related to Our Intellectual Property

Any failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

Our success and ability to compete depends in part on our intellectual property and our other proprietary technology information. We seek to control access to our proprietary information by entering into a combination of confidentiality and proprietary rights agreements, invention assignment agreements and nondisclosure agreements with our employees, consultants and third parties with whom we have relationships.

As of December 31, 2022, we had five U.S. granted patents and 12 pending U.S. patent applications related to our solution and its technology. We cannot assure you that any of our patent applications will result in the issuance of a patent or that the examination process will not require us to narrow our claims. Any patents that issue from any patent applications may not give us the protection that we seek or may be challenged, invalidated or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be valid and enforceable in actions against alleged infringers. Any patents we have obtained or may obtain in the future may be found to be invalid or unenforceable in light of recent and future changes in the law, or because of technology developed prior to the inventions we have sought to patent or because of defects in our patent prosecution process.

We may in the future be subject to legal proceedings and litigation, including intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may suffer if it is alleged or determined that our technology infringes the intellectual property rights of others.

The software industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets and other intellectual property rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement, misappropriation or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights (and may also have greater resources to defend claims that may be brought against them). Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop offering applications impacted by the claim or injunction or cease business activities covered by such intellectual property and may be unable to compete effectively. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party's intellectual property rights and any such claims could hurt our business as well. Such claims, regardless of their merit, can be time-consuming, costly to defend in litigation and damaging to our reputation and brand. In addition, although we carry general liability and cyber security insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data and any such coverage may not continue to be available to us on acceptable terms or at all.

Lawsuits are time-consuming and expensive to resolve, and they divert management's time and attention and could cause current or potential customers to seek other providers. Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed nor the full extent of the harm that we might face. We cannot predict the outcome of lawsuits and the results of any such actions may harm our business.

Failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brands as well as our competitive advantage.

We currently rely on a combination of patent, trademark, copyright and trade secret laws and other intellectual property rights and confidentiality or license agreements with our employees, customers, partners and others, to protect our intellectual property rights. Our success and ability to compete depend, in part, on our ability to protect our intellectual property, including our proprietary technology and our brands. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which may harm our business. It can be difficult to successfully enforce intellectual property rights and the fact that we have certain intellectual property rights does not necessarily mean that such rights are broad or strong enough to afford us a meaningful degree of protection. Furthermore, irrespective of the scope of our intellectual property rights, we may not be able to stop competitors from developing similar technologies or offering similar solutions.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property.

Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, patent applications and trademark filings at risk of being invalidated, not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. In addition, during the course of litigation there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solution, impair the functionality of our solution, delay introductions of new applications, result in our substituting inferior or more costly technologies into our solution or injure our reputation. Any of the foregoing could adversely impact our business, financial condition and results of operations.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the creation or development of intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in having all such employees and contractors execute such an agreement. The assignment of intellectual property may not be self-executing or the assignment agreement may be breached and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Provisions in various agreements to which we are party potentially expose us to substantial liability for intellectual property infringement, data protection and other losses.

Our agreements with customers and other third parties sometimes include provisions under which we are liable or agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our solution, services, or other contractual obligations. Some of these agreements provide for uncapped liability for which we would be responsible, and some provisions survive termination or expiration of the applicable agreement. Large liability payments could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them, and in the case of an intellectual property infringement indemnification claim, we may be required to cease use of certain functions of our solution as a result of any such claims. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business. Even when we have contractual protections against such customer claims, we may choose to honor a customer's request for indemnification or otherwise seek to maintain customer satisfaction by issuing customer credits, assisting our customer in defending against claims, or in other ways.

Any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our customers' content, or regarding the manner in which the express or implied consent of customers for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our solution, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process customer data or develop new applications and features.

Risks Related to Litigation, Regulatory Compliance and Governmental Matters

Any future litigation against us could be costly and time-consuming to defend.

We are, and may become, subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

We operate in a highly regulated industry and either are or may be subject to a wide range of federal, state and local, as well as foreign, laws, rules and regulations and our failure to comply with these laws and regulations may force us to change our operations or harm our business.

The legal industry is and will continue to be subject to extensive and evolving U.S. federal, state and foreign laws, rules and regulations, including the rules and regulations of the organizations and other authorities governing the legal profession in the jurisdictions in which we or our customers operate. These laws, rules and regulations can vary significantly from jurisdiction to jurisdiction. For example, in the United States, each state has adopted laws, regulations and codes of ethics that provide for the licensure of attorneys, generally grant licensed attorneys the exclusive right to practice law in that state and place restrictions upon the activities of licensed lawyers. The practice of law other than by an attorney entitled to practice in the jurisdiction is generally referred to as the unauthorized practice of law. As a company, we are not authorized to practice law. In the United States, we may not provide legal advice to our clients, primarily because we do not meet the ethical and regulatory requirements, present in nearly every U.S. jurisdiction, of being exclusively owned by licensed attorneys.

Our solution includes alternatives to certain traditional methods of legal services and we therefore may face claims that we are engaged in the unauthorized practice of law. Despite our belief that our operations are not subject to, or are otherwise compliant with, the requirements of the jurisdictions in which we or our customers operate, regulators or other authorities of such jurisdictions could deem that we, our employees or our customers are engaged in the unauthorized practice of law or otherwise determine that we are subject to the relevant rules and regulations governing the conduct of attorneys. In such circumstances, regulators may enjoin our operations, subject us to rules governing conflicts of interests, require registration, seek to impose punitive fines or sanctions or take other disciplinary actions against us, our employees or our customers, any of which may inhibit our ability to do business in those jurisdictions, adversely impact our reputation, increase our operating expenses and adversely affect our financial condition and results of operations.

In addition, we are subject to regulations and laws specifically governing the internet and the collection, storage, processing, transfer and other use of personal information and other customer data. We also are subject to laws and regulations involving taxes, privacy and data security, anti-spam, content protection, electronic contracts and communications, mobile communications, unencumbered internet access to our solution, the design and operation of websites and internet neutrality.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive and the regulatory framework governing our operations is subject to evolving interpretations and continuous change. Moreover, if we expand into additional jurisdictions, we will be subject to an increased variety of new and complex laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and noncompliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, U.S. domestic bribery laws, the United Kingdom Bribery Act and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Due to the international scope of our operations, we must comply with these laws in each jurisdiction where we operate. Additionally, many anti-bribery and anti-corruption laws, including the FCPA, have long-arm statutes that can expand the applicability of these laws to our operations worldwide. Accordingly, we must incur significant operational costs to support our ongoing compliance with anti-bribery and anti-corruption laws at all levels of our business. If we fail to comply with these laws, we may be subject to significant penalties. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international and public sector sales and businesses, we may engage with business partners and third-party intermediaries to market our solution and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries and our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We intend to sell our solution to U.S. federal, state and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services and healthcare. Sales to such customers are subject to a number of challenges and risks. Selling to such customers can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. These current and prospective customers may also be required to comply with stringent regulations in connection with purchasing and implementing our solution or particular regulations regarding third-party vendors that may be interpreted differently by different customers. In addition, Congress and regulatory agencies may impose requirements on third-party vendors generally, or our company in particular, that we may not be able to, or may not choose to, meet. In addition, government customers and customers in these highly regulated industries often have a right to conduct audits of our systems and practices, which can be time-consuming and expensive. In the event that one or more customers determine that some aspect of our business does not meet regulatory requirements, we may be limited in our ability to continue or expand our business and could be subject to audits or investigations by government enforcement personnel. In addition, if our solution does not meet the standards of new or existing regulations, we may be in breach of our contracts with these customers, allowing or requiring them to terminate their agreements.

Government contracting requirements may also change and in doing so restrict our ability to sell into the government sector until we have attained the requisite approvals or until our solution meets government requirements. Government demand and payment for our solution are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solution.

These customers may also be subject to a rapidly evolving statutory and regulatory framework that may influence their ability to use our solution. Moreover, changes in the underlying statutory and regulatory conditions that affect these types of customers could harm our ability to efficiently provide them access to our solution and to grow or maintain our customer base. If we are unable to enhance, modify or improve our solution to keep pace with evolving customer requirements, or if new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently, or more securely than our solution, our business, financial condition and results of operations could be adversely affected.

Further, governmental and highly regulated entities may demand contractual terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers, including preferential pricing or "most favored nation" terms and conditions or are contract provisions that are otherwise time-consuming and expensive to satisfy and monitor. In the United States, applicable federal contracting regulations change frequently and the President may issue executive orders requiring federal contractors to adhere to new compliance requirements after a contract is signed that could result in the loss of contracts for contractors who do not meet those requirements. If we undertake to meet special standards or requirements and do not meet them, we could be subject to significant liability from our customers or federal and state regulators and enforcement agencies. Even if we do meet these special standards or requirements, the additional costs associated with providing our solution to government and highly regulated customers could harm our operating results. In addition, engaging in sales activities with foreign governments introduces additional compliance risks specific to the FCPA, the United Kingdom Bribery Act and other similar statutory requirements prohibiting bribery and corruption in the jurisdictions in which we operate.

Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to contract with other government customers as well as our reputation, business, financial condition and results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate such controls.

Our solution is subject to U.S. export controls, including the Export Administration Regulations administered by the U.S. Commerce Department and economic sanctions administered by the Office of Foreign Assets Control, or OFAC, of the U.S. Treasury Department, and we incorporate encryption technology into certain of our applications. These encryption products and the underlying technology may be exported outside of the United States or accessed by foreign persons within the United States only with the required export authorizations.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that generally prohibit the direct or indirect exportation or provision of products and services without the required export authorizations to countries, governments and individuals and entities targeted by U.S. embargoes or sanctions, except to the extent authorized by OFAC or exempt from sanctions. Obtaining the necessary export license or other authorization for a particular sale may not always be possible, and, even if the export license is ultimately granted, the process may be time-consuming and may result in the delay or loss of sales opportunities. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

Other countries also regulate the import and export of certain encryption products and technology through import and export licensing requirements and have enacted laws that could limit our ability to distribute our solution or could limit our customers' ability to implement our solution in those countries. Changes in our solution or future changes in export and import regulations may create delays in the introduction of our solution in international markets, prevent our customers with international operations from deploying our solution globally, or, in some cases, prevent the export or import of our solution to certain countries, governments or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption products and technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our solution by, or in our decreased ability to export or sell our solution to, existing or potential customers with international operations. Any decreased use of our solution or limitation on our ability to export or sell our solution would harm our business.

Risks Related to Information Technology and Cybersecurity

The unavailability of or change in the terms or nature of access to third-party technology could harm our business.

We license certain software from third parties and incorporate or integrate such components into and with our solution. Certain third-party software has become central to the operation and delivery of our solution. Any inability to license necessary third-party technology in the future, or maintain sufficient rights or reasonable terms under existing third-party technology that we rely upon, could have an adverse effect on our business or operating results and adversely affect our ability to compete.

A large portion of our third-party software license contracts have fixed durations and may be renewed only by mutual consent. There is no assurance that we will be able to renew these contracts as they expire or that such renewals will be on the same or substantially similar terms or on conditions that are commercially reasonable to us. If we fail to renew these contracts as they expire, we may be unable to offer certain aspects of our solution to our customers. In addition, all of our third-party software licenses are nonexclusive; and therefore, our competitors may obtain the right to license certain of the technology covered by these agreements to compete directly with us.

If certain of our third-party licensors were to change product offerings, cease actively supporting the technologies, fail to update and enhance the technologies to keep pace with changing industry standards, encounter technical difficulties in the continuing development of these technologies, significantly increase prices, terminate our licenses, suffer significant capacity or supply chain constraints or suffer significant disruptions, we would need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our solution. Such alternatives may not be available on attractive terms or may not be as widely accepted or as effective as the current licenses provided by our existing suppliers. Furthermore, certain customers may require that we use or ensure that our solution is compatible with certain enterprise software offerings, such as Microsoft Office 365. If we fail to obtain licenses to use such third-party offerings or otherwise integrate our solution with such offerings, our business may be harmed. If the cost of licensing or maintaining the third-party intellectual property significantly increases, our operating earnings could significantly decrease. In addition, interruption in functionality of our solution as a result of changes in or with third-party licensors could adversely affect our commitments to customers, future sales of our solution and harm our business.

Elements of our solution use open source software, which may restrict the functionality of our solution or require that we release the source code of certain applications subject to those licenses.

Our solution incorporates software licensed under open source licenses and we expect to continue to incorporate software licensed under open source licenses in the future. Such open source licenses sometimes require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple software programmers to design our proprietary technologies and we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary solution and technologies or that they will not do so in the future. There is a risk that open source licenses could be construed in a manner that imposes unanticipated conditions, restrictions or costs on our ability to provide or distribute our software solution. To that end, while we try to mitigate the likelihood of such risks, we may from time to time face claims from third parties alleging ownership of, or demanding release or general availability of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation, which could be costly for us to defend and could adversely affect our core functionality and services. If we face such problems and attempt or are required to re-engineer our solution to mitigate them, it could require significant additional research and development resources and we may not be able to complete it successfully or in a timely manner. In addition to risks related to license requirements, usage of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. Many of these risks could be difficult to eliminate or manage and could reduce or eliminate the value of our solution and technologies and materially and adversely affect our ability to sustain and grow our business.

Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations and other non-regulatory obligations related to data privacy and security could lead to regulatory investigations or actions, litigation, fines and penalties, disruptions of our business operations, reputational harm or otherwise harm our business.

In the ordinary course of business, we process personal information, client information, and other sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, and sensitive third-party data. As a result, we are, or may become, subject to numerous federal, state, local and foreign laws and regulations regarding privacy, data protection, information security and the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content, the scope of which is changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties (including contractual) related to privacy, data protection and information security. We strive to comply with applicable laws, regulations, policies and other legal obligations relating to privacy, data protection and information security. However, the regulatory framework for privacy and data protection worldwide is unclear and evolving, and is likely to remain uncertain, for the foreseeable future. We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. There is a risk that the requirements of these laws and regulations, or of contractual or other obligations relating to data privacy or information security, will be interpreted or applied in a manner that is, or is alleged to be, inconsistent with our management and processing practices, our policies or procedures or the features of our solution. We may face challenges in addressing their requirements and making necessary changes to our policies and practices and may incur significant costs and expenses in an effort to do so.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to data privacy and security and impose strict requirements for processing personal data, including the European Union's General Data Protection Regulation, or EU GDPR and the United Kingdom's version of the GDPR or UK GDPR.

The EU GDPR and UK GDPR are wide-ranging in scope and impose numerous requirements, including requiring that consent of individuals to whom the personal information relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that appropriate safeguards are implemented to protect the security and confidentiality of personal information, creating mandatory data breach notification requirements in certain circumstances and requiring that certain measures (including contractual requirements) are put in place when engaging third-party data processors. The EU GDPR, permits data protection authorities to impose large penalties for violations of the regulation, including potential fines of up to €20 million or 4% of annual global revenue, whichever is greater. The EU GDPR also provides individuals with various rights in respect of their personal information, including rights of access, erasure, portability, rectification, restriction and objection and confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities (including group actions), seek judicial remedies and obtain compensation for damages resulting from violations of the EU GDPR. The EU GDPR requirements may apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. Furthermore, several jurisdictions have enacted measures related to the use of artificial intelligence and machine learning in products and services. For example, the proposed EU Artificial Intelligence Act (EUAIA) could impose onerous obligations related to the use of AI related systems if passed into law. Such regulations, and others that may be passed in other jurisdictions, may require us to change our business practices, or else be subject to regulatory action and/or fines.

Moreover, certain jurisdictions have enacted data localization laws and cross-border personal information transfer laws. For example, absent appropriate safeguards, the EU GDPR generally restricts the transfer of personal information to countries outside the EEA absent certain safeguards. Laws in Switzerland and the UK similarly restrict personal information transfers outside of those jurisdictions to countries such as the United States of America that do not provide an adequate level of protection for personal information. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Some European regulators have prevented companies from transferring personal data out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal information privacy laws, and consumer protection laws. For example, California enacted the California Consumer Privacy Act of 2018, or CCPA, which imposes obligations on businesses to which it applies. For example, the CCPA gives California residents rights to access and require deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations (up to $7,500 per violation), as well as a private right of action for data breaches that may increase data breach litigation. Additionally, the California Privacy Rights Act, or CPRA, which became effective on January 1, 2023, modifies the CCPA, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Other states such as Virginia, Connecticut, Utah and Colorado passed comprehensive privacy laws that go into effect in 2023 or 2024. If we become subject to these or other new state or federal data privacy laws, we may have to comply with additional obligations which may increase legal risk and compliance costs for us and third parties upon who we rely.

We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Although we endeavor to comply with our published information security and privacy policies, certifications and documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors do not comply with our published policies, certifications, and documentation. Any failure or perceived failure by us to comply with our policies, certifications and documentation, our data privacy- or information security-related obligations to customers or other third parties or any of our other legal obligations relating to data privacy or information security may result in significant consequences. These consequences may include, but are not limited to, governmental investigations or enforcement actions (e.g., investigations, fines, penalties, audits, inspections), litigation, claims or public statements against us by consumer advocacy groups or others, which could result in significant liability or cause our customers to lose trust in us, additional reporting requirements and/or oversight, bans on processing personal information, or orders to destroy or not use personal information, any of which could have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, documentation, certifications, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our solution. Additionally, if third parties we rely upon, such as vendors or developers, violate applicable data privacy or security laws or regulations, certifications, documentation or our policies, such violations may also put our customers' content at risk and could in turn have an adverse effect on our business.

Any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of our customers' data, or regarding the manner in which the express or implied consent of customers for the collection, use, retention or disclosure of such content is obtained, could increase our costs and require us to modify our solution, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process customer data or develop new applications and features. Preparing for and complying with these obligations requires us to devote significant resources and may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.

Our business is reliant on revenue from behavioral, interest-based, or tailored advertising (collectively, "targeted advertising"), but delivering targeted advertisements is becoming increasingly difficult due to changes to our ability to gather information about user behavior through third party platforms, new laws and regulations, and consumer resistance.

Major technology platforms on which we rely to gather information about consumers have adopted or proposed measures to provide consumers with additional control over the collection, use, and sharing of their personal data for targeted advertising purposes. For example, in 2021, Apple began allowing users to more easily opt-out of activity tracking across devices. In February 2022, Google announced similar plans to adopt additional privacy controls on its Android devices to allow users to limit sharing of their data with third parties and reduce cross-device tracking for advertising purposes.

Additionally, Google has announced that it intends to phase out third-party cookies in its Chrome browser, which could make it more difficult for us to target advertisements. Other browsers, such as Firefox and Safari, have already adopted similar measures. In addition, legislative proposals and present laws and regulations regulate the use of cookies and other tracking technologies, electronic communications, and marketing. For example, in the EEA and the UK, regulators are increasingly focusing on compliance with requirements related to the targeted advertising ecosystem. European regulators have issued significant fines in certain circumstances where the regulators alleged that appropriate consent was not obtained in connection with targeted advertising activities. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive, which may require us to make significant operational changes. In the United States, the CCPA, for example, grants California residents the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration, and requires covered businesses to honor user-enabled browser signals from the Global Privacy Control.

Partially as a result of these developments, individuals are becoming increasingly resistant to the collection, use, and sharing of personal data to deliver targeted advertising. Individuals are now more aware of options related to consent, "do not track" mechanisms (such as browser signals from the Global Privacy Control), and "ad-blocking" software to prevent the collection of their personal information for targeted advertising purposes. As a result, we may be required to change the way we market our products, and any of these developments or changes could materially impair our ability to reach new or existing customers or otherwise negatively affect our operations.

If our information technology systems or data, including the personal information and other sensitive information we process, or the information technology systems or data of third parties upon whom we rely, are or were comprised, we could experience adverse consequences, including, but not limited to, additional costs, loss of revenue, significant liabilities, harm to our brand, or material disruption of our operations.

In the ordinary course of business, we receive, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, processing) potentially highly sensitive electronic documentation for use in various legal matters, including litigation and governmental investigations. In addition, we collect and maintain data about individuals and customers, including personally identifiable information, as well as other confidential, privileged or proprietary information. We may use third-party service providers and sub-processors to help us deliver services to our customers. These vendors may store or process personal information or other sensitive information on our behalf.

Our information technology systems and those of third parties upon whom we rely are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures. Cyberattacks and other malicious internet-based activity continue to increase and are increasingly difficult to detect. Other evolving threats to our information systems and data include, but are not limited to, social engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware, denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, and supply-chain attacks. In addition to traditional computer "hackers," threat actors, personnel (such as through theft or misuse), sophisticated nation-state and nation-state supported actors and organized criminals now engage in attacks. Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. For example, in 2022 another company in the legal services and eDiscovery space suffered a data security event that reportedly resulted in "malicious file encryption" and the theft of sensitive personal data, which was reported to regulators and affected individuals and customers. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, our employees are routinely working remotely, which may pose additional data security risks to our information technology systems and data, as more of our employees utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit and in public locations. Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program. Any of these threats may lead to a security incident and significant adverse consequences, including compromise of our system infrastructure or the loss, destruction, alteration, denial of access to, disclosure or dissemination of, or damage or unauthorized access to, our information technology systems, data (including trade secrets or other confidential information, intellectual property, proprietary business information and personal information) or data that is processed or maintained on our behalf, or other assets.

We may expend significant resources or modify our business activities to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We also take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities. These vulnerabilities pose material risks to our business.

We also cannot guarantee that our vendors' security measures will be sufficient to protect against unauthorized access to or other compromise of personal information and our confidential or proprietary information. If we, or a third party upon whom we rely, experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, which could include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; breach of our customer contracts, restrictions on processing information (including personal information); litigation (including class action claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in or the cessation of our operations (including availability of data); financial loss; and other similar harms. A security incident could adversely affect customer data of, or the availability of our services for, some or all of customers at the same time, which could result in a material loss of customers and revenue, and make it difficult for us to obtain new customers. Further, the cost to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these issues may not be successful, and these issues could result in interruptions, delays, cessation of service, negative publicity, loss of customer trust, diminished use of our solution as well as other harms to our business and our competitive position. These adverse consequences could force us to spend money, divert management's time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our solution and/or platform capabilities, which could have an adverse effect on our business. Additionally, there can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages and in some cases our customer agreements do not limit our remediation costs or liability with respect to data breaches.

Notifications and follow-up actions related to a security incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. We may have contractual and legal obligations under applicable data privacy and security laws to notify relevant stakeholders of security breaches. Such disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach.

Risks Related to Tax and Accounting Matters

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

Our net operating loss, or NOL, carryforwards could expire unused and be unavailable to offset future income tax liabilities. Our NOLs generated in tax years beginning on or prior to December 31, 2017 are only permitted to be carried forward for 20 years under applicable U.S. tax law. Under current law, our federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the federal tax law.

In addition, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an "ownership change" is generally subject to limitations on its ability to utilize its pre-change NOLs to offset post-change taxable income. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we were to achieve profitability.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations and staff to better support our growth into international markets. Our corporate structure and associated transfer pricing policies contemplate future growth into the international markets and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities; changes in tax rates; new or revised tax laws or interpretations of existing tax laws and policies; and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our results of operations may be harmed if we are required to collect sales or other related taxes for our subscriptions in jurisdictions where we have not historically done so.

We collect and remit sales tax in a number of jurisdictions where we, through our employees, have a presence and where we have determined, based on the U.S. Supreme Court decision in *South Dakota v. Wayfair, Inc.* and legal precedents in the jurisdiction, that we have "economic nexus" or sales of our solution are otherwise classified as taxable. The application of indirect taxes (such as sales and use tax, value-added tax, or VAT, goods and services tax, or GST, business tax and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. There is uncertainty as to what constitutes sufficient physical presence or nexus for a state or local jurisdiction to levy taxes, fees and surcharges for sales made over the internet and our characterization of our solution as not taxable in certain jurisdictions may not be accepted by state and local taxing authorities. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use and other indirect taxes as a result of any nexus or transaction thresholds in those states in which we are not currently registered to collect and remit taxes. A successful assertion by a state, country, or other jurisdiction that we should have been or should be collecting additional sales, use, or other taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our solution due to the incremental cost of any such sales or other related taxes, or otherwise harm our business. We continue to analyze our exposure for such taxes and liabilities.

Additionally, we have not historically collected VAT or GST on sales of our solution, generally, because we make all of our sales through our office in the United States, and we believe, based on information provided to us by our customers, that most of our sales are made to business customers. Taxing authorities may challenge our position that we do not have sufficient nexus in a taxing jurisdiction or assert that our solution is subject to use, VAT, GST and other taxes, which could result in increased tax liabilities for us or our customers, which could harm our business.

The application of existing, new or future laws, whether in the United States or internationally, could harm our business. There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.

Changes in our effective tax rate or tax liability may harm our business.

Effective January 1, 2022, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, eliminated the option to deduct research and development expenses for tax purposes in the year incurred and requires taxpayers to capitalize and subsequently amortize such expenses over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. Although there have been legislative proposals to repeal or defer the capitalization requirement, there can be no assurance that such requirement will be repealed or otherwise modified. Our effective tax rate could be adversely impacted by several factors, including:

- Changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- Changes in tax laws, tax treaties and regulations or the interpretation of them, including federal income tax legislation proposed by Congress (which has not yet been enacted);

- Changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax-planning strategies and the economic and political environments in which we do business;

- The outcome of current and future tax audits, examinations or administrative appeals; and

- Limitations or adverse findings regarding our ability to do business in some jurisdictions.

Should our effective tax rate rise, our business could be harmed.

Our financial results may be adversely affected by changes in accounting principles applicable to us.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in these accounting principles could adversely affect our financial results. Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm our business.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in Note 2, "Summary of Significant Accounting Policies" in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, allowance for credit losses, fair value of financial instruments, capitalization and amortization of internal-use software development costs, valuation of stock-based compensation, valuation of acquisitions, and the valuation allowance for deferred income taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock. Significant judgments, estimates and assumptions used in preparing our consolidated financial statements include, or may in the future include, those related to revenue recognition, stock-based compensation expense, income taxes, goodwill and intangible assets.

Risks Related to Being a Public Company

We will continue to incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an "emerging growth company." The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the New York Stock Exchange, or NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are expected to devote a substantial amount of time to compliance with these requirements, which may divert their attention from managing our business operations. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company, particularly once we are no longer an "emerging growth company," or the specific timing of such costs.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations and financial condition.

If we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting. This assessment must include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an "emerging growth company." Our compliance with Section 404 requires that we incur substantial expenses and expend significant management efforts. We have hired, and need to continue to hire, additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

Management has concluded that our internal control over financial reporting was effective as of December 31, 2022. However, our testing, or the subsequent testing by our independent public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we or our accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, it could harm our operating results, adversely affect our reputation, or result in inaccurate financial reporting. Furthermore, should any such deficiencies arise, we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including SEC enforcement actions and we could be required to restate our financial results, any of which would require additional financial and management resources.

We may not be able to successfully manage the growth of our business if we are unable to improve our internal systems, processes and controls.

We need to continue to improve our internal systems, processes and controls to effectively manage our operations and growth. We may not be able to successfully implement and scale improvements to our systems and processes in a timely or efficient manner or in a manner that does not negatively affect our operating results. For example, we may not be able to effectively monitor certain extraordinary contract requirements or provisions that are individually negotiated by our sales force as the number of transactions continues to grow. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could impair our ability to offer our solution to our customers in a timely manner, causing us to lose customers, limit us to smaller deployments of our solution or increase our technical support costs.

We are an "emerging growth company" and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Pursuant to Section 107 of the JOBS Act, an emerging growth company may elect to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably opted not to use the extended transition period for complying with any new or revised financial accounting standards, and as such, we are required to adopt new or revised standards at the same time as other public companies. As a result, our consolidated financial statements may not be comparable to the financial statements of other emerging growth companies that elect to avail themselves of the exemption from new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Ownership of Our Common Stock

Insiders have substantial control over us and will be able to influence corporate matters.

Based on the number of shares outstanding as of December 31, 2022, our officers, directors and their associated investment funds collectively beneficially owned a majority of our outstanding common stock. As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. This control may adversely affect the market price of our common stock.

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition or results of operations;

- variance in our financial performance from expectations of securities analysts;

- changes in the pricing of our solution;

- changes in our projected operating and financial results;

- announcements by us or our competitors of significant business developments, acquisitions or new offerings;

- changes in laws or regulations applicable to our solution;

- significant data breaches, disruptions to or other incidents involving our software;

- our involvement in litigation;

- future sales of our common stock by us or our stockholders;

- changes in senior management or key personnel;

- the trading volume of our common stock;

- changes in the anticipated future size and growth rate of our market; and

- general economic, political and market conditions and overall fluctuations in the financial markets in the United States and abroad, including as a result of the ongoing COVID-19 pandemic and Russian military operations in Ukraine.

The market for technology stocks and the stock market in general have recently experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including our own. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may continue to negatively impact investor confidence and the market price of equity securities, including our common stock. In the past, following periods of volatility in the trading price of a company's securities, securities class action litigation has often been brought against that company. If the market price of our common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management's attention and resources from our business, and could have an adverse effect on our business, results of operations and financial condition.

Sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

In addition, there were 1.3 million shares of common stock issuable upon the exercise of options and 3.0 million shares of common stock issuable upon the vesting and settlement of restricted stock units and performance-based restricted stock units outstanding as of December 31, 2022. We have registered all of the shares of common stock issuable upon the exercise of outstanding options or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of common stock will become eligible for sale in the public market to the extent such options are exercised.

Further, as of December 31, 2022, holders of a substantial number of shares of our capital stock had rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the market price and trading volume of our common stock could decline.

The market price and trading volume of our common stock is heavily influenced by the way analysts interpret our financial information and other disclosures. We do not have control over these analysts. If securities or industry analysts cease coverage of us, our stock price would be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our common stock, or publish negative reports about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price to decline and could decrease the trading volume of our common stock.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, holders of our common stock may need to rely on sales of their holdings of common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our Board of Directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights and preferences determined by our Board of Directors that may be senior to our common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our Board of Directors, the chairperson of our Board of Directors or our Chief Executive Officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board of Directors;

- establish that our Board of Directors is divided into three classes, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of at least 66 $^{2/3}$% of our outstanding shares of voting stock;

- provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our Board of Directors or the holders of at least 66 $^{2/3}$% of our outstanding shares of voting stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your shares of our common stock in an acquisition.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative claim or cause of action brought on our behalf;

- any claim or cause of action asserting a breach of fiduciary duty;

- any claim or cause of action against us arising under the Delaware General Corporation Law;

- any claim or cause of action arising under or seeking to interpret our amended and restated certificate of incorporation or our amended and restated bylaws; and

- any claim or cause of action against us that is governed by the internal affairs doctrine.

The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions.

Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expenses, hinder the execution of our business and growth strategy and impact the price of our common stock.

In the past, securities class action litigation often has been brought against a company following a decline in the market price of its securities. In addition, stockholder activism, which could take many forms and arise in a variety of situations, has been increasing recently, and new universal proxy rules could significantly lower the cost and further increase the ease and likelihood of stockholder activism. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. Volatility in our stock price or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs, including significant legal fees and other expenses, and divert our management and Board of Directors' attention and resources from our business. Additionally, securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers and business partners, adversely affect our reputation, and make it more difficult to attract and retain qualified personnel. Our stock price could also be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are located in Austin, Texas, where we lease approximately 46,000 square feet pursuant to a lease that expires in July 2028. We have other offices located in New York, New York and London, United Kingdom. These offices are leased, and we do not own any real property. We may lease or purchase additional space as needed to accommodate our needs.

Item 3. Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our common stock has been listed on the New York Stock Exchange under the symbol "LAW" since July 21, 2021. On February 15, 2023, the last reported sale price of our common stock on the New York Stock Exchange was $9.08. As of February 15, 2023, we had 42 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We do not anticipate paying cash dividends on our common stock for the foreseeable future.

Use of Proceeds from Registered Securities

On July 23, 2021, we completed our IPO in which we issued and sold 7,700,000 shares of our common stock at the IPO price of $32.00 per share, including the full exercise by the underwriters of their option to purchase up to an additional 500,000 shares of common stock from us and 200,000 shares of common stock from the selling stockholder named in the final prospectus, or the Prospectus, for our IPO, filed with the SEC on July 22, 2021 pursuant to Rule 424(b)(4) under the Securities Act, resulting in net proceeds to us of approximately $223.2 million, after deducting underwriting discounts and commissions. We did not receive any of the proceeds from the sale of shares by the selling stockholder. The offer and sale of all of the shares of our common stock in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form S-1 (File No. 333-257435), which was declared effective by the SEC on July 20, 2021.

There has been no material change in the planned use of proceeds from our IPO from those disclosed in the Prospectus.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion, particularly information with respect to our financial results of operations or financial condition, business strategy, plans and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K. You should review the disclosure under the heading "Risk Factors" in this Annual Report on Form 10-K for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

Overview

DISCO provides a cloud-native, artificial intelligence-powered legal solution that simplifies legal hold, legal request, ediscovery, legal document review and case management for enterprises, law firms, legal services providers and governments. Our scalable, integrated solution enables legal departments to easily collect, process and review enterprise data that is relevant or potentially relevant to legal matters. We leverage a cloud-native architecture and powerful artificial intelligence, or AI, models to automatically identify legally relevant documents and improve the accuracy and speed of legal document review. Our AI models continuously learn from legal work conducted on our solution and can be reused across legal matters, which further strengthens our ability to help our customers find evidence and resolve matters faster as they expand usage of our solution. We provide legal departments with the ability to centralize legal data into a single solution, improving security and privacy for our customers, enabling transparent collaboration with other legal industry participants and allowing customers to reuse data and lawyer work product across legal matters. By automating the manual, time-consuming and error-prone parts of legal hold, legal request, ediscovery, legal document review and case management, we empower legal departments to focus on delivering better legal outcomes.

We generate substantially all of our revenue from our customers' actual usage of our solution. Customers generally do not commit to purchase a specific amount of usage on our solution and their usage can fluctuate based on the number and nature of legal matters they have at any particular time. As a result, our revenue and other financial results can fluctuate from period to period given the inherent unpredictability of the timing, duration and scope of legal casework. We also offer our customers the option to enter into subscriptions based on committed minimum usage on an annual or multi-year basis, which represented 11% of our revenue for each of the years ended December 31, 2022 and 2021. In addition, we generate revenue from a range of professional services aimed at accelerating the time-to-value for our customers.

After using and realizing the benefits of our solution, our customers often increase usage of our solution to cover additional legal matters and adopt more of our offerings. As our customers use our solution over time, the amount of enterprise data in our solution increases, enhancing the strategic value and stickiness of our solution within an organization.

Our customers include a diverse set of enterprises across a broad set of industries, as well as law firms, legal services providers of all sizes and government organizations. While we serve customers across many different industries, the way in which lawyers and legal professionals use our solution is similar regardless of the specific industry in which each customer operates. This commonality has created efficiencies in our sales and marketing and research and development activities because we do not need to tailor our sales and marketing activities to a wide range of different customer use cases. As of December 31, 2022, we had 1,327 customers, increasing from 1,126 customers as of December 31, 2021. As of December 31, 2022 we had 265 large customers, defined as customers with revenue in excess of $100,000 over the previous 12-month period, increasing from 214 large customers as of December 31, 2021. Large customers accounted for approximately 78%, and 81% of our revenue for the years ended December 31, 2022 and 2021, respectively.

Our go-to-market strategy is focused on acquiring new customers and driving continued use and increased usage of our solution for existing customers. We primarily sell through a direct sales force, which is organized based on the stages of our sales motion. Our sales organization is segmented into sales development representatives, field sales, inside sales, solution architects and our customer success team. In addition, our solution is designed such that customers can grant access to third parties, including law firms and other legal service providers, to use our applications on the customers' behalf. This access facilitates widespread adoption of our solution, as these law firms and other legal service providers often become customers on their own or recommend our solution to other legal industry participants after realizing the benefits of working on our solution. Likewise, if a law firm is our customer, the law firm may add users from its clients' legal departments to our solution in order to collaborate with them. These users may then become champions and encourage the companies they work for to become customers.

As of December 31, 2022, we had $203.2 million of cash and cash equivalents. We generated revenue of $135.2 million and $114.3 million in the years ended December 31, 2022 and 2021, respectively, representing a period-over-period growth of 18%. Our net loss was $70.8 million and $24.3 million for the years ended December 31, 2022 and 2021, respectively. We generated Adjusted EBITDA of $(44.5) million and $(16.3) million for the years ended December 31, 2022 and 2021, respectively. See the section titled "—Non-GAAP Financial Measure" for the definition of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure stated in accordance with GAAP.

Macroeconomic Considerations

Unfavorable conditions in the economy both in the United States and abroad may negatively affect the growth of our business and our results of operations. For example, macroeconomic events, including the COVID-19 pandemic, rising inflation, the U.S. Federal Reserve raising interest rates and the Russia-Ukraine war, have led to economic uncertainty globally. Historically, during periods of economic uncertainty and downturns, businesses may slow spending on information technology, which may impact our business and our customers' businesses.

The effect of macroeconomic conditions may not be fully reflected in our results of operations until future periods. If, however, economic uncertainty increases or the global economy worsens, our business, financial condition and results of operations may be harmed. For further discussion of the potential impacts of macroeconomic events on our business, financial condition, and operating results, see the section titled "Risk Factors."

2023 Restructuring

In January 2023, we committed to a plan, or the Plan, to reduce our workforce by approximately 62 employees, representing approximately 9% of the Company's current global workforce. The Plan was based on cost-reduction initiatives intended to reduce our cost structure and accelerate our path to profitability. Refer to Note 15, Subsequent Events included in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors present significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and establish and maintain profitability.

Maintain and Advance Our Innovation and Brand

Our success depends in part on our ability to maintain and advance our innovation and brand. We have a strong history of innovation, demonstrated by our DISCO Ediscovery, DISCO Review, DISCO Case Builder, DISCO Hold and DISCO Request offerings, and have built a research and development process that reliably produces applications and features that lawyers love. We intend to continue combining our deep legal domain expertise and commitment to world-class software engineering to continue delivering features that lawyers love and introducing new applications to address more areas of legal work. Our future success is dependent on our ability to successfully develop, market and sell existing and new applications of our solution to both new and existing customers.

Add New Customers

We believe we have a significant opportunity to continue to grow our customer base. As enterprises continue their digital transformation journeys and the demand for differentiation in the competitive market for legal services continues to grow, we expect more and more companies will struggle with existing legal solutions and ultimately will adopt integrated, easy-to-use solutions like DISCO to improve productivity and legal outcomes. We believe our market leadership and differentiated solution will enable us to efficiently acquire new customers across all channels. As of December 31, 2022, we had 1,327 customers, increasing from 1,126 customers as of December 31, 2021. Our ability to attract new customers will depend on a number of factors, including the effectiveness and pricing of our products, the offerings of our competitors and the effectiveness of our sales and marketing efforts. We will need to dedicate significant resources to further develop the market for our solution and expand, retain and motivate our sales and marketing personnel.

Maintain and Increase Usage and Penetration Within Our Existing Customer Base

Our large base of customers represents a significant opportunity for further sales expansion. We believe that we will be able to continue expanding customer relationships by increasing customers' usage of offerings that they already buy from us, selling more of our current offerings to existing customers, and introducing additional offerings to sell to existing customers. Our long-term offerings strategy is aimed at building features and offerings that address more and more types of legal work so that customers can continue to centralize on our solution as the system of record and engagement for the legal function. Our ability to increase sales to existing customers will depend on a number of factors, including our customers' satisfaction with our solution, competition, pricing and overall changes in our customers' spending levels. Even if our customers expand their usage of our solution, we cannot guarantee that they will maintain those usage levels for any meaningful period of time or that they will renew their commitments.

A significant majority of our revenue is directly correlated with our customers' usage of our solution, which in turn is dependent on the timing of and activity driven by litigation, investigations and other legal matters for which our solution is used. As a result, our operating results have fluctuated significantly in the past in connection with the inception and conclusion of large legal matters, and we expect such fluctuations to continue for the foreseeable future.

An indication of the propensity of our customers to continue to work with and expand their relationship with us over time is our dollar-based net retention rate, which compares our revenue from the same set of customers in one period to the prior year period. As of December 31, 2022 and 2021, our dollar-based net retention rate was 106% and 146%, respectively. We calculate our dollar-based net retention rate as of the end of a period by using (a) the revenue from all customers during the twelve months ending one year prior to such period as the denominator and (b) the revenue from all customers during the twelve months ending as of the end of such period minus the revenue from all customers who are new customers during those twelve months as the numerator. Our dollar-based net retention rate could decrease over time as our customer base matures and the amount of revenue used in the denominator to calculate net retention grows.

Expand Our Sales Coverage and Establish a Digital Sales Channel

We intend to continue to enhance our sales force headcount in strategic locations across the United States and globally. Additionally, we plan to develop a digital, self-service sales channel that can simplify the sales process and enable customers to easily adopt our solution through our website without the need to speak with a sales representative. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. We will need to spend significant resources to expand, retain and motivate our sales and marketing personnel.

Expand Internationally

Our market is global and we believe there is a significant opportunity to expand internationally. In 2022, less than 10% of our revenue was generated by customers outside of the United States. International expansion, including our global sales efforts, will add increased complexity and cost to our business

Extend and Strengthen Our Channel Partnerships and Integrations

Our partnerships, including with legal services providers and cloud infrastructure providers, assist us in driving awareness and adoption of DISCO and extending our reach. We intend to cultivate and leverage channel partners to grow our market presence, enhance the virality of our solution and drive greater sales efficiency. Our future success is dependent in part on our ability to develop and maintain relations with these partners.

Expand Our Offering Portfolio

We believe that our technology, and especially our approach to automation and AI, is applicable to a wider range of legal processes outside of our current core offerings. We intend to leverage our technology to introduce further offerings that increase lawyer productivity across more and more areas of legal work over time. We may expend significant resources in the development of additional offerings. Our ability to successfully develop, market and sell new offerings will depend on a number of factors, including the availability of capital to invest in innovation, our customers' satisfaction with such offerings, competition, pricing and overall changes in our customers' spending levels.

Pursue Strategic Acquisitions and Strategic Investments

In February 2022, we acquired legal workflow solutions from Congruity360, LLC, or Congruity, in a purchase that expanded our offerings to provide a modern digital solution for legal hold obligations and legal request compliance. We intend to continue to selectively pursue acquisitions and strategic investments that we believe can expand the functionality and value of our solution and bring talent to our company. We believe that the combination of our market leadership, deep legal expertise and powerful end-to-end solution provides an advantage in pursuing select acquisitions. We may be required to expend significant resources in connection with the pursuit of acquisitions and investments.

Key Components of Statement of Operations

Revenue

All of our revenue-generating activities directly relate to the sale and support of our legal solution within a single operating segment. We have two primary types of contractual arrangements: usage-based and subscription solutions. Our usage-based revenue is derived from contracts under which customers are typically billed monthly based on their usage of our offerings. Subscription revenue is derived from contracts where customers are contractually committed to a minimum data volume over a period of time. Revenue received from usage amounts above the fixed data volume in our subscription contracts is considered usage-based revenue.

In each of the years ended December 31, 2022 and 2021, usage-based revenue represented 89% of our total revenue. In each of the years ended December 31, 2022 and 2021, subscription revenue fees represented 11% of total revenue.

Cost of Revenue

Cost of revenue consists primarily of third-party cloud infrastructure expenses incurred in connection with our customers' use of our solution. Cost of revenue also includes outsourced staffing costs, amortization of internal-use software and personnel costs from employees involved in the delivery of our solution. Personnel costs include salaries, benefits, bonuses, stock-based compensation expenses and allocated overhead costs. We intend to continue to invest additional resources in our infrastructure to expand the capability of solutions and ensure that our customers are realizing the full benefit of our solutions. The level, timing and relative investment in our cloud infrastructure could affect our cost of revenue in the future. Additionally, cost of revenue in future periods could be impacted by changes in outsourced staffing costs and amortization associated with capitalized internal-use software costs.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation expenses and sales commissions. Operating expenses also include overhead costs for facilities and shared IT related expenses, including depreciation expense. During the year ended December 31, 2021, certain operating expenses decreased as a result of the COVID-19 pandemic. Certain expenses impacted by COVID-19 resumed during the second half of 2021 and the year ended December 31, 2022.

Research and Development

Research and development expenses consist primarily of personnel-related costs for our development team, including salaries, benefits, bonuses, stock-based compensation expenses and allocated overhead costs. Research and development expenses also include contractor or professional services fees and third-party cloud infrastructure expenses incurred in developing our solution. We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we incur additional costs related to continued investments in our solution. Our research and development expenses may fluctuate as a percentage of our revenue over time. In addition, research and development expenses that qualify as internal-use software development costs are capitalized, the amount of which may fluctuate significantly from period to period.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs directly associated with our sales and marketing staff, including salaries, benefits, bonuses, commissions, stock-based compensation and allocated overhead costs. Sales and marketing expenses also include advertising costs and other expenses associated with our marketing and business development programs. In addition, sales and marketing expenses are comprised of travel-related expenses, software services dedicated for use by our sales and marketing organizations and outside services contracted for sales and marketing purposes. Travel-related expenses decreased in the first half of 2021 due to the COVID-19 pandemic and resumed in second half of 2021 and the year ended December 31, 2022. We expect that our sales and marketing expenses will increase in absolute dollars and continue to be our largest operating expense for the foreseeable future as we grow our business. Our sales and marketing expenses may fluctuate as a percentage of our revenue over time.

General and Administrative

General and administrative expenses consist of personnel-related costs associated with our finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, stock-based compensation and allocated overhead costs. General and administrative expenses also include external legal, accounting and other professional services fees, software services dedicated for use by our general and administrative functions, insurance and other corporate expenses.

In the year ended December 31, 2022, we incurred additional expenses as a result of operating as a public company in comparison to the year ended December 31, 2021, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations and increased expenses for insurance, investor relations and professional services. We expect that our general and administrative expenses will increase in absolute dollars as our business grows but may fluctuate as a percentage of total revenue from period to period.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income, income related to non-operating activities, interest expense and gains and losses from foreign currency transactions and remeasurements of foreign currency-denominated monetary assets and liabilities to the U.S. Dollar.

Income Tax Provision

Income tax provision consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be utilized.

Results of Operations

The following tables set forth our results of operations and such data as a percentage of our revenue for each of the periods presented.

	Year Ended December 31,	
(in thousands)	2022	2021
Revenue	$ 135,190	$ 114,342
Cost of revenue[1]	34,163	31,098
Gross profit	101,027	83,244
Operating expenses:		
Research and development[1]	59,258	34,414
Sales and marketing[1]	72,839	47,045
General and administrative[1]	40,738	25,614
Total operating expenses	172,835	107,073
Loss from operations	(71,808)	(23,829)
Other income (expense):		
Interest and other income	1,702	106
Interest and other expense	(473)	(540)
Total other income (expense)	1,229	(434)
Loss from operations before income taxes	(70,579)	(24,263)
Income tax provision	(186)	(81)
Net loss	$ (70,765)	$ (24,344)
Less accretion of redeemable convertible preferred stock	—	(56)
Net loss attributable to common stockholders	$ (70,765)	$ (24,400)

_____

(1)   Includes stock-based compensation expense as follows:

	Year Ended December 31,	
(in thousands)	2022	2021
Cost of revenue	$ 938	$ 57
Research and development	8,068	2,081
Sales and marketing	4,186	1,258
General and administrative	8,545	2,207
Total	$ 21,737	$ 5,603

	Year Ended December 31,	
	2022	**2021**
Consolidated Statement of Operations and Comprehensive Loss as a percentage of revenue:**		
Revenue	100 %	100 %
Cost of revenue	25	27
Gross profit	75	73
Operating expenses:		
Research and development	44	30
Sales and marketing	54	41
General and administrative	30	22
Total operating expenses	128	94
Loss from operations	(53)	(21)
Other income (expense):		
Interest and other income	1	*
Interest and other expense	*	*
Total other income (expense)	1	*
Loss from operations before income taxes	(52)	(21)
Income tax provision	*	*
Net loss	(52)%	(21)%
Less accretion of redeemable convertible preferred stock	—	*
Net loss attributable to common stockholders	(52)%	(21)%

_____
* Less than 0.5% of revenue.
** Columns may not add up to 100% due to rounding.

Comparison of the Years Ended December 31, 2022 and 2021

Revenue

	Year Ended December 31,			
	2022	**2021**	**Change**	**% Change**
	(dollars in thousands)			
Revenue	$ 135,190	$ 114,342	$ 20,848	18%

Total revenue increased by $20.8 million, or 18%, for the year ended December 31, 2022 compared to the same period in 2021. Approximately 37% of the increase is related to additional usage and adoption of our solution by our existing customers. The remaining 63% increase in revenue is related to new customers added throughout the period.

Cost of Revenue

	Year Ended December 31,			
	2022	**2021**	**Change**	**% Change**
	(dollars in thousands)			
Cost of revenue	$ 34,163	$ 31,098	$ 3,065	10%
Percentage of revenue	25 %	27 %		

Total cost of revenue increased by $3.1 million, or 10%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily driven by an increase of $4.2 million personnel costs, including stock-based compensation, as a result of increased headcount, a $0.5 million increase in costs for cloud hosting as a result of increased usage of our solution, and a $0.7 million increase in amortization of internally developed software and acquired developed technology. These increases were offset by a decrease in outsourced staffing vendors fees of $3.2 million.

Operating Expenses

Research and Development

	Year Ended December 31,						
	2022		**2021**		**Change**		**% Change**
	(dollars in thousands)						
Research and development	$	59,258	$	34,414	$	24,844	72%
Percentage of revenue		44%		30%			

Research and development expenses increased by $24.8 million, or 72%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily driven by an additional $22.5 million in personnel costs, including stock-based compensation, as a result of increased headcount, additional software expense of $0.9 million related to the additional headcount and a $0.5 million decrease in the capitalization of internal-use software.

Sales and Marketing

	Year Ended December 31,						
	2022		**2021**		**Change**		**% Change**
	(dollars in thousands)						
Sales and marketing	$	72,839	$	47,045	$	25,794	55%
Percentage of revenue		54%		41%			

Sales and marketing expenses increased by $25.8 million, or 55%, for the year ended December 31, 2022 compared to the same period in 2021. The increase was primarily related to an additional $19.3 million in personnel costs, including stock-based compensation, as a result of increased headcount and variable compensation for our sales personnel. Software expense also increased $0.9 million to support the additional headcount. Additionally, marketing expenses increased $3.7 million and professional services expense increased $0.5 million to support our growth. Travel and entertainment expenses also increased $1.4 million as in-person conferences and travel resumed.

General and Administrative

	Year Ended December 31,						
	2022		**2021**		**Change**		**% Change**
	(dollars in thousands)						
General and administrative	$	40,738	$	25,614	$	15,124	59%
Percentage of revenue		30%		22%			

General and administrative expenses increased by $15.1 million, or 59%, for the year ended December 31, 2022 compared to the same period in 2021. This increase was primarily attributable to a $6.7 million increase in personnel costs, including stock-based compensation, as a result of increased headcount. Software expense also increased $0.3 million as a result of the increased headcount. Additionally, corporate insurance and franchise tax expense increased $2.4 million as a result of operating as a public company for a full year. We also incurred $1.3 million related to unoccupied lease charges and moving expenses when we relocated to our new headquarters in Austin, Texas. Professional services expense increased $1.8 million related to additional compliance requirements of being a public company. Further, we incurred $0.5 million of expense related to the revaluation of contingent consideration related to the Congruity acquisition that occurred in February 2022. Travel and entertainment expenses also increased $0.4 million as travel related to in-person conferences, meetings and events resumed.

Non-GAAP Financial Measure

We report our financial results in accordance with generally accepted accounting principles, or GAAP. However, management believes that Adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance. We define Adjusted EBITDA as net loss, adjusted to exclude: depreciation and amortization expense; income tax provision; interest and other, net; stock-based compensation expense; payroll tax expense on employee stock transactions; CEO Performance Award issuance expense; unoccupied lease expense; acquisition revaluation expense; and other one-time, non-recurring items, when applicable.

Adjusted EBITDA is a financial measure that is not required by or presented in accordance with GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of these limitations include that: (i) it does not properly reflect capital commitments to be paid in the future; (ii) although depreciation and amortization expense is a non-cash charge, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these capital expenditures; (iii) it does not consider the impact of stock-based compensation expense and payroll tax expense on employee stock transactions; (iv) it does not reflect other non-operating expenses, including interest expense; (v) it does not consider the impact of any contingent consideration liability valuation adjustments; and (vi) it does not reflect tax payments that may represent a reduction in cash available to us. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net loss and other results stated in accordance with GAAP. We expect Adjusted EBITDA to improve over the long term as we achieve greater scale in our business and efficiencies in our operating expenses.

The following table presents a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure stated in accordance with GAAP, for the periods presented:

	Year Ended December 31,	
	2022	2021
	(in thousands)	
Net loss	$(70,765)	$(24,344)
Depreciation and amortization expense	2,974	1,674
Provision for income taxes	186	81
Interest and other, net	(1,229)	434
Stock-based compensation expense	21,737	5,603
Payroll tax expense on employee stock transactions	520	264
CEO Performance Award issuance expense	386	—
Unoccupied lease expense	1,127	—
Acquisition revaluation expense	540	—
Adjusted EBITDA	$(44,524)	$(16,288)

Liquidity and Capital Resources

We have financed operations since our inception primarily through customer payments and net proceeds from sales of equity securities, including our IPO in July 2021, as well as borrowings under our former revolving credit facility. As of December 31, 2022 and 2021, our principal sources of liquidity were cash and cash equivalents, totaling $203.2 million and $255.5 million, respectively. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. We believe our existing cash and cash equivalents will be sufficient to fund anticipated cash requirements for the next 12 months. We believe we will meet our longer-term expected future cash requirements primarily from a combination of cash flow from operating activities and available cash and cash equivalents. We may also engage in equity or debt financings to secure additional funds.

The following table presents our material cash requirements for future periods as of December 31, 2022:

| | Payments Due by Period | | | | |
	Less than 1 Year	2-3 Years	4-5 Years	Thereafter	Total
			(in thousands)		
Operating lease commitments[a]	$ 2,391	$ 4,134	$ 4,391	$ 1,333	$ 12,249
Finance lease commitments[b]	47	94	94	28	263
Cloud platform purchase commitments[c]	18,000	36,000	—	—	54,000
Other purchase commitments[d]	966	569	—	—	1,535
Total	$ 21,404	$ 40,797	$ 4,485	$ 1,361	$ 68,047

a. We occupy certain facilities under non-cancelable lease arrangements. Our New York lease agreement is set to expire in November 2023 and our Austin lease agreement is set to expire in July 2028. We also have a short-term lease in London. We may lease or purchase additional space as needed to accommodate our needs.
b. We lease certain furniture and fixtures classified as a finance lease. The leased furniture is depreciated on a straight-line basis over the life of the lease and is included in depreciation expense.
c. Cloud platform purchase commitments encompass non-cancellable agreements to support our software. These expenses are incurred as services are performed and are in the normal course of business.
d. Other purchase commitments primarily encompass non-cancellable software agreements to support our internal functions. These expenses are incurred as services are performed and are in the normal course of business.

Our future capital requirements will depend on many factors, including our revenue growth rate, usage of our solution, billing frequency, the timing and extent of spending to support further sales and marketing and research and development efforts, and the continuing market acceptance of our solution. Although fluctuations in general macroeconomic conditions, such as the current inflationary environment and rising interest rates, the COVID-19 pandemic and Russian military operations in Ukraine, have not materially impacted our liquidity to date, we plan to continue to evaluate aspects of our spending, including capital expenditures, discretionary spending, and strategic investments throughout 2023. We have considered the impacts of these factors on our liquidity and capital resources to date, and we do not currently expect them to impact our ability to meet future liquidity needs.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

| | Year Ended December 31, | | | |
	2022	2021	Change	% Change
		(dollars in thousands)		
Cash used in operating activities	$ (46,014)	$ (21,642)	$ (24,372)	113 %
Cash used in investing activities	(9,688)	(3,107)	(6,581)	212 %
Cash provided by financing activities	3,469	221,657	(218,188)	(98)%
Net increase (decrease) in cash and cash equivalents	$ (52,233)	$ 196,908	$ (249,141)	(127)%

Operating Activities

Our largest source of operating cash is payments received from our customers. Our primary uses of cash from operating activities are for personnel-related expenses, marketing expenses, hosting expenses and overhead expenses. We have historically generated negative cash flows and have supplemented working capital requirements primarily through net proceeds from the sale of equity securities.

Net cash used in operating activities for the year ended December 31, 2022 was $46.0 million, an increase of $24.4 million from net cash used in operating activities of $21.6 million for the year ended December 31, 2021. The change in cash flow used in operations was primarily due to an increase in net loss of $46.4 million. Fluctuations in net loss are further explained in the Comparison of Years Ended December 31, 2022 and 2021 section included elsewhere in Management's Discussion and Analysis. The increase in cash used in operating activities was also due to a $5.4 million increase in accounts receivable due to revenue growth, a decrease in accounts payable and accrued expenses of $6.7 million related to the growth of our operations, and an increase in other current assets of $2.2 million related to various prepaid expenses. These increases in cash used in operating activities were partially offset by an increase in stock-based compensation of $16.1 million due to additional equity awards issued during the period with increased underlying share values, and an increase in unoccupied lease charges of $1.1 million caused by moving to our new headquarters in Austin, Texas. Deferred revenue also increased $1.1 million due to customer growth and depreciation and amortization increased $1.3 million due to additional fixed assets and internally developed software.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was $9.7 million, an increase of $6.6 million from net cash used in investing activities of $3.1 million for the year ended December 31, 2021. The increase in cash used in investing activities was primarily related to the $5.3 million paid for the acquisition of legal workflow solutions from Congruity as well as $1.3 million related to purchases of property and equipment to support the growth of our business and the capitalization of internal-use software associated with additional features in our solution.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was $3.5 million, a decrease of $218.2 million from net cash provided by financing activities of $221.7 million for the year ended December 31, 2021. The change in cash flows was primarily related to a decrease in proceeds from the IPO, net of underwriting discounts and commissions and other offering costs of $220.1 million that occurred in 2021. This decrease was partially offset by an increase in proceeds from exercises of stock options of $1.8 million due to an increase in option exercise activity related to our stock being publicly traded.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates and assumptions.

While our significant accounting policies are more fully described in Note 2, "Summary of Significant Accounting Policies", in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We recognize revenue from contracts with customers using the five-step method described in Note 3, "Revenue Recognition" of the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our performance obligations consist of usage-based and subscription solutions. Our usage-based revenue is generated from solutions that are typically billed on a monthly basis based on actual usage. Subscription revenue is derived from contracts where customers are contractually committed to a minimum data volume over a period of time. Usage amounts above the minimum data volume are considered usage-based revenue. Subscription arrangements are billed in advance, typically on a monthly, quarterly or annual basis with revenue recognized on a ratable basis over the contractual term. On a limited basis, we enter into contracts whereby the consideration payable is contingent upon the conclusion of the legal matter. We do not recognize the revenue related to these contracts until the legal matter is resolved. Such amounts recognized have been immaterial to date.

In general, we satisfy the majority of our performance obligations over time as we transfer the promised solutions to our customers. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition, the related contract balances and our remaining performance obligations. These evaluations involve uncertainty because they may require significant judgment that could affect the timing and amount of revenue recognized. Usage-based revenue is recognized monthly based on actual usage and subscription revenue is recognized on a ratable basis over the contractual term.

Internal-Use Software Development

We capitalize certain costs related to the development of our solution and other software applications for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be four years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within product development expenses in our consolidated statements of operations and comprehensive loss. The capitalization of internal-use software development contains uncertainties because it requires management to exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our solution, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Stock-Based Compensation

We account for stock-based compensation in accordance with the authoritative guidance on stock compensation. Under the fair value recognition provisions of this guidance, stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of stock-based awards at the grant date requires judgment. Prior to the completion of our IPO in July 2021, we used the Black-Scholes option-pricing model to determine the fair value of stock options granted to our employees and directors. Subsequent to the completion of our IPO, the grant date fair value of equity awards is determined using the fair value of our common stock on the date of grant. The determination of the grant date fair value of stock options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

- *Fair value of the common stock.* Prior to our IPO, the fair value of common stock underlying the stock options had historically been determined by our Board of Directors, with input from our management. Our Board of Directors previously determined the fair value of the common stock at the time of grant of the options by considering a number of objective and subjective factors, including the results of contemporaneous independent third-party valuations of our common stock; the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock; the prices of redeemable convertible preferred stock sold by us to third-party investors in arms-length transactions; the lack of marketability of our common stock; actual operating and financial results; current business conditions and projections; our history and the timing of the introduction of new applications; our stage of development; the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions; the market performance of comparable publicly-traded companies; recent secondary stock sales transactions; and U.S. and global market conditions. Subsequent to our IPO, the fair value of our underlying common stock is determined by the closing price of our common stock on the date of grant, as reported by the NYSE.

- *Expected term*.   The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified calculation of expected term, as we do not have sufficient historical data to use any other method to estimate expected term.

- *Expected volatility.*   The expected volatility is derived from an average of the historical volatilities of the common stock of several entities with characteristics similar to ours, such as the size and operational and economic similarities to our principle business operations.

- *Risk-free interest rate*.   The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock-based awards.

- *Expected dividend.*   The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

If any assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation expense may differ.

On May 20, 2022, the Compensation Committee approved the CEO Performance Award to Kiwi Camara, subject to approval of our stockholders at the 2022 Annual Meeting of Stockholders. The CEO Performance Award is a 10-year nonstatutory stock option, the vesting of which is tied solely to achieving stock price milestones. The milestone price requirement is considered a market condition under FASB ASC Topic 718 *Compensation - Stock Compensation.* The grant date fair value of the CEO Performance Award was estimated using Monte Carlo simulations based on the following key assumptions:

- *Fair value of the common stock*.   The fair value of our underlying common stock is determined by the closing price of our common stock on the date of grant, as reported by the NYSE.

- *Expected volatility.*   The expected volatility is derived from a weighted average of DISCO's volatility and the historical volatilities of the common stock of several entities with characteristics similar to ours, such as the size and operational and economic similarities to our principle business operations.

- *Risk-free interest rate*.   The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the CEO Performance Award.

- *Expected dividend.*   The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

- *Exercise behavior.*   The exercise behavior is assumed to be the midpoint of (i) the later of the time-based vest date and performance hurdle achievement date, and (ii) the expiration date.

If any assumptions used in the Monte Carlo simulations change significantly, stock-based compensation expense may differ. We did not make any stock option grants outside of the CEO Performance Award during the year ended December 31, 2022.

We have also granted restricted stock awards, or RSAs and restricted stock units, or RSUs. Commencing in 2022, we granted performance-based restricted stock units, or PSUs. The PSUs vest on the satisfaction of both a service-based and performance-based condition. The performance-based condition is based on the achievement of revenue targets for the period commencing on January 1, 2022 and ending on December 31, 2022. Each reporting period, we accrue stock-based compensation based on the assessed probability of achieving the revenue targets. Stock-based compensation related to RSAs, RSUs and PSUs is measured based on the fair value of the common stock on the grant date. Stock-based compensation is recognized in our consolidated statements of operations over the period the recipient is required to perform services in exchange for the award, which is generally the vesting period. As of December 31, 2022, none of the PSUs have vested or were released.

Acquisitions

When we acquire a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require us to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, useful lives and discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to operating expense in the consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

See *Recently Adopted Accounting Pronouncements* in Note 2, "Summary of Significant Accounting Policies," in our consolidated financial statements of this Annual Report on Form 10-K for more information.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, an emerging growth company may elect to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably opted not to use the extended transition period for complying with any new or revised financial accounting standards, and as such, we are required to adopt new or revised standards at the same time as other public companies.

7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company, as defined by Rule 12b-2 under the Securities and Exchange Act of 1934 and in Item 10(f)(1) of Regulation S-K, and are not required to provide the information under this item.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of CS Disco, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CS Disco, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young, LLP

We have served as the Company's auditor since 2018.

Austin, Texas
February 24, 2023

CS DISCO, INC.

Consolidated Balance Sheets
(in thousands, except par value amounts)

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 203,244	$ 255,477
Accounts receivable, net	22,720	20,740
Other current assets	5,576	4,634
Total current assets	231,540	280,851
Property and equipment, net	7,507	5,335
Operating lease right-of-use assets	9,824	864
Intangible assets, net	962	—
Goodwill	5,898	—
Other assets	591	351
Total assets	$ 256,322	$ 287,401
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 8,485	$ 4,686
Accrued expenses	4,705	2,844
Accrued salary and benefits	3,536	7,955
Deferred revenue	4,100	2,175
Operating leases	1,902	890
Finance leases	39	99
Total current liabilities	22,767	18,649
Operating leases, non-current	8,770	—
Finance leases, non-current	199	—
Other liabilities	950	75
Total liabilities	32,686	18,724
Commitments and contingencies (Note 8)		
Stockholders' equity		
Preferred stock $0.005 par value, 100,000 shares authorized and no shares issued and outstanding as of December 31, 2022 and 2021	—	—
Common stock $0.005 par value, 1,000,000 shares authorized as of December 31, 2022 and 2021; 59,190 and 58,010 shares issued and outstanding as of December 31, 2022 and 2021, respectively	296	291
Additional paid-in capital	421,569	395,850
Accumulated deficit	(198,229)	(127,464)
Total stockholders' equity	223,636	268,677
Total liabilities and stockholders' equity	$ 256,322	$ 287,401

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share amounts)

	Year Ended December 31,	
	2022	**2021**
Revenue	$ 135,190	$ 114,342
Cost of revenue	34,163	31,098
Gross profit	101,027	83,244
Operating expenses:		
Research and development	59,258	34,414
Sales and marketing	72,839	47,045
General and administrative	40,738	25,614
Total operating expenses	172,835	107,073
Loss from operations	(71,808)	(23,829)
Other income (expense)		
Interest and other income	1,702	106
Interest and other expense	(473)	(540)
Loss from operations before income taxes	(70,579)	(24,263)
Income tax provision	(186)	(81)
Net loss	$ (70,765)	$ (24,344)
Less accretion of redeemable convertible preferred stock	—	(56)
Net loss attributable to common stockholders	$ (70,765)	$ (24,400)
Net loss per share attributable to common stockholders, basic and diluted	$ (1.20)	$ (0.73)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	58,753	33,208

Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands)

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	35,793	$160,800	13,533	$ 68	$ 8,129	$ (103,120)	$ (94,923)
Accretion to redemption value	—	56	—	—	(56)	—	(56)
Issuance of common stock upon initial public offering, net of underwriting discounts and commissions and other offering costs	—	—	7,500	37	219,490	—	219,527
Conversion of redeemable convertible preferred stock	(35,793)	(160,856)	35,793	179	160,677	—	160,856
Exercise of stock options	—	—	933	6	2,281	—	2,287
Exercise of warrants	—	—	50	—	146	—	146
Issuance of RSAs	—	—	201	1	(1)	—	—
Repurchase of common stock related to net share settlement	—	—	(15)	—	(476)	—	(476)
Vesting of restricted stock units	—	—	15	—	—	—	—
Stock compensation expense	—	—	—	—	5,660	—	5,660
Net loss	—	—	—	—	—	(24,344)	(24,344)
Balance at December 31, 2021	—	$ —	58,010	$ 291	$ 395,850	$ (127,464)	$ 268,677
Exercise of stock options	—	—	922	4	4,055		4,059
Repurchase of common stock related to net share settlement	—	—	(7)	—	(264)	—	(264)
Vesting of restricted stock units	—	—	265	1	(1)	—	—
Stock compensation expense	—	—	—	—	21,929	—	21,929
Net loss	—	—	—	—	—	(70,765)	(70,765)
Balance at December 31, 2022	—	$ —	59,190	$ 296	$ 421,569	$ (198,229)	$ 223,636

CS DISCO, INC.

Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,	
	2022	2021
Cash flow from operating activities:		
Net loss	$ (70,765)	$ (24,344)
Adjustments to reconcile net loss to cash used in operations:		
Depreciation and amortization	2,974	1,674
Stock-based compensation	21,737	5,603
Charge to allowance for credit losses	1,294	833
Loss (gain) on disposal of long-lived assets	(1)	(1)
Unoccupied lease charges	1,127	—
Remeasurement of contingent consideration	540	—
Non-cash operating lease costs	1,452	986
Non-cash interest	—	240
Changes in operating assets and liabilities:		
Accounts receivable	(3,274)	(8,662)
Other current assets	(989)	(3,168)
Other long-term assets	(237)	(24)
Accounts payable	3,186	1,091
Accrued expenses and other	(4,199)	4,615
Deferred revenue	1,621	533
Operating lease liabilities	(614)	(1,018)
Other liabilities	134	—
Net cash used in operating activities	(46,014)	(21,642)
Cash flow from investing activities:		
Purchases of property, equipment and capitalized internal-use software development costs	(4,378)	(3,107)
Cash paid for acquisitions	(5,310)	—
Net cash used in investing activities	(9,688)	(3,107)
Cash flow from financing activities:		
Proceeds from public offering, net of underwriting discounts and commissions and other offering costs	(284)	219,811
Proceeds from exercise of stock options	4,059	2,288
Proceeds from exercise of warrants	—	146
Repurchase of common stock related to net share settlement	(264)	(476)
Principal payments on finance lease obligations	(42)	(112)
Net cash provided by financing activities	3,469	221,657
Net increase (decrease) in cash and cash equivalents:	(52,233)	196,908
Cash and cash equivalents at beginning of period	255,477	58,569
Cash and cash equivalents at end of period	$ 203,244	$ 255,477

CS DISCO, INC.

Consolidated Statements of Cash Flows (continued)
(in thousands)

	Year Ended December 31,			
	2022		**2021**	
Supplemental disclosure:				
Cash paid for interest	$	—	$	105
Cash paid for taxes	$	397	$	97
Non-cash investing and financing activities:				
Accretion of preferred stock to redemption value	$	—	$	56
Property and equipment included in accounts payable and accrued liabilities	$	240	$	—
Conversion of preferred stock to common stock upon initial public offering	$	—	$	160,856
Costs related to initial public offering included in accounts payable	$	—	$	284
Acquisition holdback	$	800	$	—
Contingent consideration related to acquisition	$	1,133	$	—

CS DISCO, INC.

Notes to the Consolidated Financial Statements

1. Organization and Nature of Operations

CS Disco, Inc. (the "Company" or "DISCO") has built a cloud-native, AI-powered software platform that enterprises, law firms, legal services providers, and governments use for legal hold, legal request, ediscovery, legal document review and case management in a wide variety of legal matters, ranging from litigation to investigations to compliance to diligence. The Company incorporated as a Delaware corporation on December 2, 2013. The Company's headquarters are located in Austin, Texas.

Public Offerings

On July 23, 2021, the Company completed the initial public offering ("IPO") of its common stock pursuant to a Registration Statement on Form S-1. In the IPO, the Company sold an aggregate of 7,500,000 shares of common stock, including 500,000 shares issued pursuant to the underwriters' option to purchase additional shares at a public offering price of $32.00 per share. The IPO resulted in net proceeds of approximately $223.2 million, after deducting underwriting discounts and commissions of $16.8 million. An existing stockholder sold an additional 200,000 shares of common stock pursuant the underwriters' option to purchase additional shares of common stock at $32.00 per share. The Company did not receive any proceeds from the sale of shares by the selling stockholder in the IPO. Offering expenses incurred by the Company for the IPO were approximately $3.7 million and were recorded against stockholders' equity. Upon the completion of the IPO, all outstanding shares of the Company's redeemable convertible preferred stock were converted into 35,793,483 shares of common stock.

On September 17, 2021, the Company completed a secondary public offering of its common stock pursuant to a Registration Statement on Form S-1. In the secondary offering, selling stockholders sold an aggregate of 6,050,000 shares of common stock, including 550,000 shares sold pursuant to the underwriters' option to purchase additional shares at an offering price of $53.00 per share. The Company did not receive any proceeds from the sale of shares through the secondary offering. Offering expenses incurred by the Company that were not subject to reimbursement were approximately $0.1 million and were recorded as general and administrative expense. The total number of outstanding shares of common stock remained unchanged as a result of the secondary offering.

2. Summary of Significant Accounting Policies

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. The Company has irrevocably opted not to use the extended transition period for complying with any new or revised financial accounting standards, and as such, the Company is required to adopt new or revised standards at the same time as other public companies. An emerging growth company may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including reduced reporting requirements and other exemptions.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U. S. generally accepted accounting principles ("GAAP") and include the accounts of the Company. All significant intercompany balances and transactions have been eliminated. There are no differences between the net loss and comprehensive loss.

Risks and Uncertainties

Fluctuations in general macroeconomic conditions, such as the current inflationary environment and rising interest rates, the COVID-19 pandemic and Russian military operations in Ukraine, have not had a material impact on the Company's operations, but could do so in the future. The Company assessed the impact these events had on its results of operations, including, but not limited to an assessment of its allowance for credit losses, the carrying value of other long-lived assets, including goodwill and intangibles, and the impact to revenue recognition and cost of revenue. While these events have not had a material adverse impact on the Company's financial operations to date, the future impacts are largely unknown. The Company will continue to actively monitor the impact that these events have on the results of the Company's business operations, and may make decisions required by federal, state or local authorities, or that are determined to be in the best interests of the Company's employees, customers, partners, suppliers and stockholders. As a result, the Company's estimates and judgments may change materially as new events occur or additional information becomes available to them.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires the Company to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses during the reporting period. There is complexity and judgment required in the Company's process in determining the nature and timing of the satisfaction of performance obligations which affect the amounts of revenue, unbilled receivables and deferred revenue. Estimates are also used for, but not limited to, current expected credit losses, capitalization and useful life of the Company's capitalized internal-use software development costs, useful lives of assets, fair value of acquired intangible assets, carrying value of goodwill, fair value of contingent consideration, income taxes and deferred tax asset valuation and valuation of the Company's stock-based awards. Numerous internal and external factors can affect estimates. Actual results could differ from those estimates and such differences could be material to the Company's consolidated financial position and results of operations.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options, restricted stock awards, restricted stock units, and performance-based restricted stock units. As the Company has reported losses for all periods presented, all potentially dilutive securities are anti-dilutive, and accordingly, basic net loss per share equaled diluted net loss per share.

Cash and Cash Equivalents

The Company considers all highly liquid investments acquired with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents, which include the Company's money market account, are measured at fair value on a recurring basis.

Accounts Receivable

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for credit losses. The Company determines its trade accounts receivable allowances in line with (Topic 326): *Measurement of Credit Losses on Financial Instruments* ("Topic 326"), based upon the assessment of various factors, such as: historical experience, credit quality of its customers, geographic related risks, economic conditions and other factors that may affect a customer's ability to pay. Increases and decreases in the allowance for credit losses are included as a component of general and administrative expense in the consolidated statements of operations and comprehensive loss. The Company does not have any off-balance sheet credit exposure related to its customers.

The Company has provisioned $1.4 million for expected losses for the year ended December 31, 2022, and $1.0 million has been written off and charged against the allowance for the year ended December 31, 2022. Recoveries made by the Company were $0.1 million for the year ended December 31, 2022. The allowance for credit losses related to accounts receivable was $1.5 million and $1.2 million as of December 31, 2022 and December 31, 2021, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and trade accounts receivable. The Company maintains its cash and cash equivalent balances in highly rated financial institutions, which at times may exceed federally insured limits or be held in foreign jurisdictions. The Company has not experienced any loss relating to cash and cash equivalents in these accounts. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Fair Value of Financial Instruments

The Company groups its assets and liabilities measured at fair value in a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets, with valuations obtained from readily available pricing sources for market transactions involving identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate their respective fair values due to the short-term nature of such financial instruments. Cash equivalents, primarily consisting of investments in money market funds, are measured at fair value on a recurring basis, and are categorized as Level 1 based on quoted prices in active markets. The carrying value approximates the fair value for these assets and liabilities at December 31, 2022 and 2021.

The Company recognizes transfers between levels at the end of the reporting period as if the transfers occurred on the last day of the reporting period. There were no transfers during the years ended December 31, 2022 and 2021.

Property and Equipment, Net

Property and equipment are recorded at cost, less accumulated depreciation. Maintenance, repairs and minor replacements are charged to expense as incurred. Significant renewals and betterments are capitalized. Depreciation on property and equipment, with the exception of leasehold improvements, is recorded using the straight-line method over the estimated useful lives of the assets. Depreciation on leasehold improvements is recorded using the shorter of the lease term or useful life. The estimated useful life of each asset category is as follows:

Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Computer equipment	2 years

The Company periodically reviews the estimated useful lives of property and equipment and any changes to the estimated useful lives are recorded prospectively from the date of the change.

When property is retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in the consolidated statements of operations and comprehensive loss in the period of disposal.

Capitalized Internal-Use Software Development Costs

Costs related to software acquired, developed, or modified solely to meet the Company's internal requirements, with no plans to market such software at the time of development, are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation operational stage are expensed as incurred. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred for maintenance, minor upgrades and enhancements are expensed. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Capitalized costs are included in property and equipment, net on the consolidated balance sheets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in cost of revenue.

Purchase Price Allocation, Intangible Assets and Goodwill

The purchase price allocation for business combinations and asset acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business. If it is not met, the Company determines whether the single asset or group of assets, as applicable, meets the definition of a business.

In connection with the Company's acquisition of legal workflow solutions from Congruity360, LLC ("Congruity") discussed in Note 9, "Acquisitions, Intangible Assets and Goodwill," the Company recorded certain intangible assets, including developed technology and customer relationships. Amounts allocated to the acquired intangible assets are being amortized on a straight-line basis over the estimated useful lives. The Company periodically reviews the estimated useful lives and fair values of its identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life.

The excess purchase price over the fair value of assets acquired is recorded as goodwill. The Company tests goodwill for impairment annually during the fourth quarter, or whenever events or changes in circumstances indicate an impairment may have occurred. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. The Company did not recognize any impairment of goodwill for all periods presented.

Debt Issuance Costs

The Company records underwriting, legal and other direct costs incurred related to the issuance of the revolving line of credit within other current assets and amortizes these costs to interest expense over the term of the related debt on a straight-line basis, which approximates the effective interest rate method. Upon the extinguishment of the related debt in November 2021, $0.2 million of unamortized capitalized deferred financing costs were recorded to interest expense. There was no amortization expense related to debt issuance costs for the year ended December 31, 2022.

Leases

The Company determines if an arrangement is or contains a lease at contract inception. The Company presents the operating leases in long-term assets and current and long-term liabilities in the consolidated balance sheets. Finance lease assets are included in property and equipment, net, and finance lease liabilities are presented in current and long-term liabilities on the consolidated balance sheets.

Right-of-use assets represent the Company's right to use an underlying asset over the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company includes any anticipated lease incentives in the determination of lease liabilities.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when determining its incremental borrowing rates.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of future cash flows expected to be generated by the asset or group of assets with the associated assets' carrying value. If the carrying value of the asset or group of assets exceeds its expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value. The Company did not identify any impairment indicators and recorded no impairment charges in the years ended December 31, 2022 or 2021.

Segment Information

The Company's Chief Executive Officer is the chief operating decision maker, who reviews the Company's financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company's financial performance. Accordingly, the Company has determined that it operates in a single reporting segment.

Revenue Recognition

Refer to Note 3, "Revenue" for the Company's Revenue Recognition policy.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $3.1 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. These costs are included in sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

Cost of Revenue

Cost of revenue consists primarily of third-party cloud infrastructure expenses incurred in connection with the Company's customers' use of its solutions. Cost of revenue also includes outsourced staffing costs, amortization of internal-use software and personnel costs from employees involved in the delivery of the Company's solutions. Personnel costs include salaries, benefits, bonuses, stock-based compensation and allocated overhead costs.

Research and Development

Research and development expenses consist primarily of personnel-related costs for the Company's development team, including salaries, benefits, bonuses, stock-based compensation expenses and allocated overhead costs. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing the Company's solution and software services dedicated for use by the Company's research and development organization.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs directly associated with the Company's sales and marketing staff, including salaries, benefits, bonuses, commissions, stock-based compensation and allocated overhead costs. Sales and marketing expenses also include advertising costs and other expenses associated with the Company's marketing and business development programs. In addition, sales and marketing expenses are comprised of travel-related expenses, software services dedicated for use by the Company's sales and marketing organizations and outside services contracted for sales and marketing purposes.

General and Administrative

General and administrative expenses consist of personnel-related costs associated with the Company's finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses, stock-based compensation and allocated overhead costs. General and administrative expenses also include external legal, accounting, professional services fees, software services dedicated for use by the Company's general and administrative functions, insurance, allowance for credit losses and other corporate expenses.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards (collectively referred to as stock-based compensation expense), including stock options, restricted stock awards, restricted stock units and performance-based restricted stock units granted to employees, directors and non-employees, based on the estimated fair value of the awards on the date of grant in accordance with ASC Topic 718 *Compensation - Stock Compensation* ("Topic 718"). The fair value of each stock option granted prior to the IPO was estimated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the Company to make assumptions and judgments about the inputs used in the calculation, including the expected term, the volatility of the Company's common stock, risk-free interest rate and expected dividend yield. The assumptions used to determine the fair value of the option awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. The fair value of stock options granted after the IPO, restricted stock awards, restricted stock units and performance-based restricted stock units is determined using the fair value of the Company's common stock on the date of grant. Forfeitures are accounted for in the period in which they occur. Stock-based compensation is recognized following the straight-line attribution method over the requisite service period for stock options, restricted stock awards and restricted stock units. Stock-based compensation is recognized under the accelerated attribution method over the requisite service period for performance-based restricted stock units.

Sales Taxes

The Company recognizes sales and other taxes collected from customers and subsequently remits the taxes to government authorities. The Company relieves the sales tax payable balances from the consolidated balance sheets as cash is collected from the customer and the taxes are remitted to the appropriate tax authority.

Contingent Consideration

On February 22, 2022, the Company acquired legal workflow solutions from Congruity. As part of the acquisition, the Company entered into a referral agreement in which the Company could be obligated to pay Congruity an additional $2.0 million in the aggregate over a remaining period of 1.96 years. As of December 31, 2022, the estimated fair value of the contingent consideration utilizing a probability weighted scenario analysis model under the scenario-based method was $1.1 million. The short-term and long-term portions of this amount are recorded in accounts payable and other liabilities, respectively, on the consolidated balance sheet.

The fair value of the contingent consideration was determined using Level 3 inputs due to estimates for the number and size of referrals, the likelihood of shortfall and any credits that will offset the liability. These estimated inputs reflect management's best estimate of future results, but these estimates are not observable inputs by a market participant and contain a high degree of uncertainty. The Company could experience significant fluctuations in the fair value of contingent consideration based on actual results. The fair value of this contingent consideration will continue to be revalued on a quarterly basis. Changes in the fair value of the contingent consideration are recorded as operating expense in the consolidated statements of operations and comprehensive loss. As of December 31, 2022, none of the contingent consideration was paid.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that are expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. All deferred tax assets and liabilities are classified as non-current within the accompanying consolidated balance sheets.

The Company recognizes the tax benefit from an uncertain tax position only if it meets the "more likely than not" threshold that the position will be sustained upon examination by the taxing authority, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company includes interest and penalties related to its uncertain tax positions, if any, as part of income tax expense within the accompanying consolidated statements of operations and comprehensive loss. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties as of December 31, 2022 and 2021.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08, "*Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*" which intends to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, and should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company adopted this guidance as of January 1, 2022, and the adoption did not have a material impact on its consolidated financial statements.

3. Revenue Recognition

Revenue is recognized, in an amount that reflects the consideration the Company expects to be entitled to over the term of the agreement, when control of the Company's solutions are transferred to customers.

The Company recognizes revenue through the following five-step framework in accordance with ASC Topic 606, *Revenue from Contracts with Customers*:

(1)   Identification of the contract, or contracts, with the customer;

(2)   Identification of performance obligations in the contract;

(3)   Determination of the transaction price;

(4)   Allocation of the transaction price to the performance obligations in the contract;

(5)   Recognition of revenue when, or as, the Company satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct solution to the customer. The Company identifies performance obligations in its contracts with customers, which primarily include usage-based and subscription solutions. Usage-based solutions include fees based on usage of the Company's platform or professional services, incurred on a time and materials basis, while subscription solutions represent the purchase of a committed data volume on the Company's platform over a period of time. The transaction price is determined based on the amount which the Company expects to be entitled to in exchange for providing the promised services to the customer. For contracts that include multiple performance obligations, the transaction price in the contract is allocated to each distinct performance obligation on a relative standalone selling price basis. Revenue is recognized over time as performance obligations are satisfied. Variable consideration is evaluated on a contract-by-contract basis, and a constraint is applied using the facts and circumstances of the contract when applicable. On a limited basis, the Company enters into contracts whereby the consideration payable is contingent upon the conclusion of the legal matter. The Company does not recognize the revenue related to these contracts until the legal matter is resolved. Such amounts recognized have been immaterial to date.

The Company's software contracts do not allow the customer to take possession of the software supporting the cloud-based solution. Customers are not entitled to any refunds.

The Company's arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

Nature of Solutions

The Company's revenue-generating activities directly relate to the sale and support of its legal solution within a single operating segment. The Company disaggregates revenue from contracts with customers based on how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company has two primary types of contractual arrangements: usage-based and subscription solutions. Usage-based revenue is generated from solutions that are typically billed on a monthly basis and can be canceled with one month's notice or are incurred on a time and materials basis. Subscription revenue is derived from contracts where customers are contractually committed to a fixed data volume over a period of time. Usage amounts above the fixed data volume are considered usage-based revenue. Subscription arrangements are billed in advance, typically on a monthly, quarterly or annual basis. Subscription revenue is recognized ratably over the life of the contract.

In the years ended December 31, 2022 and 2021, usage-based revenue represented 89% of total revenue. In the years ended December 31, 2022 and 2021, subscription revenue fees represented 11% of total revenue.

No significant judgments are required in determining whether services are considered distinct performance obligations and should be accounted for separately versus together, or to determine the stand-alone selling price ("SSP").

Deferred Revenue

Deferred revenue primarily consists of amounts that have been billed to or received from customers in advance of performing the associated services. Of the $2.2 million and $1.6 million of deferred revenue balance as of December 31, 2021 and 2020, respectively, the Company recognized $2.2 million and $1.6 million as revenue during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021 the Company recorded $4.1 million and $2.2 million of current deferred revenue, respectively. The Company's non-current deferred revenue was nominal as of December 31, 2022. No non-current deferred revenue was recorded as of December 31, 2021.

Contract Assets

Contract assets represent revenue recognized for contracts that have not yet been invoiced to customers, but are billed in arrears and for which the Company has an unconditional right to payment. Total contract assets were $2.0 million and $3.2 million as of December 31, 2022 and December 31, 2021, respectively, and were included within accounts receivable on the consolidated balance sheets.

Remaining Performance Obligations

Remaining performance obligations ("RPO") represent the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. RPO exclude performance obligations from certain time and materials contracts that are billed in arrears. RPO are not necessarily indicative of future revenue growth because they do not account for consumption in excess of contracted capacity.

As of December 31, 2022, the Company expects to recognize approximately $21.5 million of revenue from remaining performance obligations. The Company expects to recognize revenue of approximately $13.4 million as of December 31, 2022 from remaining performance obligations over the next 12 months, with the remaining balance recognized thereafter.

Incremental Contract Costs

Incremental costs to obtain or fulfill a contract are recognized as an asset if the expected benefit is expected to be longer than one year. These assets are amortized over the expected period of benefit. For the years ended December 31, 2022 and 2021, the Company identified no material incremental costs to obtain or fulfill a contract, primarily based on the nature and terms of the Company's contracts, as well as the expected period of benefit.

4. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31, 2022		December 31, 2021	
Computer equipment	$	5,089	$	3,079
Capitalized internal-use software		6,707		5,168
Leasehold improvements		467		111
Furniture		1,185		649
Total property and equipment		13,448		9,007
Less: accumulated depreciation and amortization		(5,941)		(3,672)
Property and equipment, net	$	7,507	$	5,335

Depreciation and amortization expense relating to the Company's property and equipment was $2.7 million and $1.6 million for the years ended December 31, 2022 and 2021, respectively. Amortization expense relating to the cost of revenue for capitalized internal-use software was $1.2 million and $0.7 million for the years ended December 31, 2022 and 2021 respectively.

The Company capitalized $1.5 million and $1.9 million in internal-use software development costs in the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021 the unamortized balance of capitalized internal-use software costs on the Company's consolidated balance sheets was approximately $4.3 million and $4.0 million, respectively. No impairment indicators were identified when the capitalized development costs were assessed for impairment for the years ended December 31, 2022 and 2021.

5. Leases

As of December 31, 2022, the Company leases office spaces under non-cancellable operating leases for its corporate headquarters in Austin, Texas and its office space in New York, New York. Pursuant to the corporate headquarters lease in Austin, the initial term expires on July 31, 2028, and pursuant to the lease in New York, the initial term expires on May 15, 2023, with an option to extend the lease for an additional six months. The optional period for the New York lease has been included in the lease term in the determination of the operating lease right-of-use assets or operating lease liabilities associated with the lease as the Company considers it reasonably certain it will exercise the option. As of December 31, 2022, the Company had one leased property classified as a "short-term" lease in London, United Kingdom. In accordance with Topic 842, leases with a term of 12 months or less are not recorded on the Company's consolidated balance sheet. For operating leases other than the short-term lease, the Company recognizes a right-of-use-asset and lease liability in accordance with Topic 842. The asset and liability are then amortized as payments are made.

The Company incurred $1.1 million in unoccupied lease expense for leased facilities in Austin, Texas for the related contractual lease payments and fees for the year ended December 31, 2022. The Company did not incur any unoccupied lease expense during the year ended December 31, 2021.

The cost of leases recorded in the accompanying consolidated statements of operations and comprehensive loss were as follows (in thousands):

	Year Ended December 31, 2022	
Operating lease expense	$	1,784
Finance lease expense		
Amortization expense		56
Interest on lease liability		7
Short-term lease expense		
Lease expense		227
Total lease cost	$	2,074

The Company's operating and finance right-of-use assets and lease liabilities are as follows (in thousands):

Leases	Classification	December 31, 2022
Assets		
Operating lease assets	Operating right-of-use asset, net of accumulated amortization	$ 9,824
Finance lease assets	Property and equipment, net of accumulated depreciation	217
Total leased assets		$ 10,041
Liabilities		
Current		
Operating leases	Operating lease liability, current	$ 1,902
Finance leases	Finance lease liability, current	39
Non-current		
Operating leases	Operating lease liability, non-current	8,770
Finance leases	Finance lease liability, non-current	199
Total lease liabilities		$ 10,910

Supplemental cash flow information related to leases as of December 31, 2022 was as follows (in thousands):

Cash paid for operating lease liabilities	$ 782
Cash paid for financing lease liabilities	$ 42
Right-of-use assets obtained in exchange for operating lease liabilities	$ 10,935

The weighted average remaining lease term and discount rate as of December 31, 2022 are as follows:

Weighted Average Remaining Lease Term	
Operating leases	5.43 years
Finance leases	5.59 years
Weighted Average Discount Rate	
Operating leases	5.00 %
Finance leases	5.00 %

Future minimum payments required under operating leases, by year and in aggregate, that have initial or remaining non-cancellable lease terms in excess of one year, are as follows (in thousands):

	Year Ended December 31, 2022	
	Operating Leases	Finance Leases
2023	$ 2,391	$ 47
2024	2,036	47
2025	2,098	47
2026	2,162	47
2027	2,229	47
Thereafter	1,333	28
Total	$ 12,249	$ 263

As of December 31, 2022, the Company had no additional operating or finance leases with future commencement dates.

6. Operating Segment and Geographic Information

The Company's Chief Executive Officer is the chief operating decision maker, who reviews the Company's financial information presented on a consolidated basis for purposes of allocating resources and evaluating the Company's financial performance. Accordingly, the Company has determined that it operates in a single reporting segment.

The Company determines the location of revenue using the billing address of each customer. The following table sets forth revenue by geographic area (in thousands):

| | Year Ended December 31, | |
	2022	2021
United States	$ 126,504	$ 107,084
All other countries	8,686	7,258
Total revenue	$ 135,190	$ 114,342

Long-lived assets outside of the United States are not significant.

7. Debt and Related Warrants

In July 2015, the Company entered into a revolving debt facility ("Loan and Security Agreement"). The Loan and Security Agreement was subsequently amended and restated, the First Amended and Restated Loan and Security Agreement, in November 2018 to increase the available borrowings to $18.0 million and extend the maturity date to April 2021.

In December 2020, the Company entered into the Second Amended and Restated Loan and Security Agreement, which provided a $40.0 million revolving credit facility with a maturity date of November 30, 2023. The Company's obligations under the agreement contained certain customary covenants, including, but not limited to, those relating to additional indebtedness, liens, asset divestitures and affiliate transactions. The agreement also contained a liquidity covenant equal to the greater of (i) $5.0 million or (ii) total six-month adjusted EBITDA burn when the sum of the outstanding principal amounts are equal or in excess of $18.0 million. The revolving credit facility bore interest on outstanding borrowings as the sum of the Daily Adjusting LIBOR Rate for such day plus 2.50% plus an applicable margin of 0.25% per annum.

Additionally, the revolving debt facility included an unused facility fee equal to 0.25% per annum of the difference between the total revolving credit facility and the average outstanding principal balance of the obligations under the revolving credit facility during each quarter.

Substantially all the Company's assets were pledged as collateral for these loans. The Company was required to meet certain nonfinancial covenants.

In connection with its amended and restated loan and security agreements, at various times, the Company granted warrants to purchase 49,869 shares of the Company's common stock at exercise prices ranging from $0.525 per share to $10.80 per share. The warrants are exercisable for 10 years. At the time of issuance, the Company determined the estimated fair value of the warrants. As the warrants represent a freestanding equity instrument, the Company recorded the fair value of the warrants in additional paid in capital. In October 2021, all outstanding warrants were exercised for a total of $0.1 million.

In November 2021, the Company extinguished the Loan and Security Agreement. The Company did not incur any early termination fees in connection with the termination of the agreement. The Company had no outstanding debt as of December 31, 2022.

The Company incurred nominal aggregate debt issuance costs in connection with its loan and security agreements. These costs were being amortized to non-cash interest expense over the terms of the related indebtedness using the straight-line method which approximates the effective interest method. In connection with the extinguishment of the Loan and Security Agreement in November 2021, the Company recognized the remaining $0.2 million of debt issuance costs as interest expense. There was no amortization expense related to debt issuance costs for the year ended December 31, 2022.

8. Commitments and Contingencies

Leases and Other Commitments

The Company leases office facilities under non-cancellable operating leases as well as furniture under a non-cancellable finance lease. See Note 5, "Leases," for additional detail on the Company's operating and finance lease commitments arising from these agreements.

Additionally, the Company has contractual commitments that are noncancellable and expire within one to three years after December 31, 2022. These commitments, which relate mainly to hosting agreements as well as computer software licenses used to facilitate company operations, are as follows (in thousands):

Purchase obligations	December 31, 2022
2023	$ 18,966
2024	18,434
2025	18,135
Thereafter	—
Total	$ 55,535

Litigation

From time to time, the Company is involved in various legal proceedings arising from the normal course of business activities. The Company accrues liabilities for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. The Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company currently does not believe that the ultimate outcome of any matters is probable or reasonably estimable, or that these matters will have a material adverse effect on the Company's business, operating results, cash flows or financial condition; however, the results of litigation and claims are inherently unpredictable. Regardless, of the outcome, litigation can have an adverse impact on the Company because of litigation and settlement costs, diversion of management resources, and other factors.

9. Acquisitions, Intangible Assets and Goodwill

Congruity Acquisition

On February 22, 2022, the Company entered into an asset purchase agreement whereby the Company acquired legal workflow solutions from Congruity in exchange for approximately $6.1 million of cash, including a holdback of $0.8 million to be paid in fiscal year 2023, and up to $2.0 million of contingent consideration. As of December 31, 2022, the estimated fair value of the contingent consideration was $1.1 million. The Company incurred $0.5 million of expense related to the revaluation of the of the contingent consideration for the year ended December 31, 2022. The legal workflow solutions expanded the Company's offerings to provide a modern, digital solution for legal hold obligations and legal request compliance. The acquisition was accounted for as a business combination in accordance with ASC 805, *Business Combinations*. The resulting goodwill will be deductible for income tax purposes. Pro forma results of operations for this acquisition have not been presented because the acquisition was not material to the consolidated results of operations and comprehensive loss. Transaction costs amounted to approximately $0.1 million and were expensed as incurred.

The aggregate purchase consideration and estimated fair values of the assets acquired and liabilities assumed at the date of acquisition were as follows (in thousands):

	Fair Value
Fair value of net assets acquired:	
Net tangible assets (liabilities)	$ (395)
Developed technology	900
Customer relationships	300
Goodwill	5,898
Total fair value of net assets acquired	$ 6,703

Intangible Assets

Intangible assets, net consisted of the following (in thousands):

	December 31, 2022			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Period
Developed technology	$ 900	$ (153)	$ 747	5 years
Customer relationships	300	(85)	215	3 years
Total	$ 1,200	$ (238)	$ 962	

Intangible amortization expense was $0.2 million for the year ended December 31, 2022. Amortization expense related to developed technology and customer relationships is included in cost of revenue and operating expenses, respectively, on the consolidated statements of operations and comprehensive loss.

As of December 31, 2022, future amortization expense by year is expected to be as follows (in thousands):

	Amount
2023	$ 280
2024	280
2025	195
2026	180
2027	27
Total	$ 962

Goodwill

The changes in the carrying amount of goodwill during the year ended December 31, 2022 were as follows (in thousands):

	Amount
Balance as of December 31, 2021	$ —
2022 acquisition	5,898
Total	$ 5,898

10. Stock-Based Compensation

Equity Incentive Plans

On December 17, 2013, the Company adopted the Long-Term Incentive Plan ("2013 Plan"). The 2013 Plan was terminated in July 2021 in connection with the adoption of the 2021 Equity Incentive Plan ("2021 Plan"), which became effective on July 20, 2021, and no further awards will be granted under the 2013 Plan. The 2021 Plan provides for the grant of incentive stock options ("ISOs"), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options ("NSOs"), stock appreciation rights, restricted stock awards ("RSAs"), performance-based restricted stock units ("PSUs"), restricted stock units ("RSUs") and other forms of awards to the Company's employees, directors and consultants, including employees and consultants of the Company's affiliates. As of December 31, 2022, 5.6 million shares remained available for future issuance under the 2021 Plan. The Company recognized total stock-based compensation expense related to equity incentive awards of $21.7 million and $5.6 million for the years ended December 31, 2022 and 2021, respectively.

Stock Options

Options are granted with an exercise price equal to the fair value of the shares on the date of grant. The maximum term of options granted under the plan is 10 years from the date of grant. Options generally vest according to a four-year vesting schedule, with 25% of the shares vesting on the first anniversary of the vesting commencement date and the remainder of the shares vesting in equal monthly vesting installments thereafter.

The following summarizes the Black-Scholes assumptions used to value the employee options during the periods indicated, as there were no stock options granted during the year ended December 31, 2022:

| | Year Ended December 31, |
	2021
Stock options:	
Risk-free interest rate	0.8%-1.3%
Weighted-average expected term of the options	6.25 years
Expected dividend rate	— %
Expected volatility	52%-54%

The following table summarizes the stock option activity under the 2013 Plan and 2021 Plan (in thousands, except for per share amounts and years):

	Number of shares	Weighted-average exercise price per share	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Options outstanding as of December 31, 2020	3,305	$ 3.86	7.21	$ 22,952
Granted	537	18.70		
Exercised	(1,033)	2.21		
Forfeited and cancelled	(249)	7.43		
Options outstanding as of December 31, 2021	2,560	$ 7.29	5.46	$ 72,875
Granted	—	—		
Exercised	(922)	4.40		
Forfeited and cancelled	(366)	15.63		
Options outstanding as of December 31, 2022	1,272	$ 6.98	4.96	$ 2,626
Options vested and exercisable as of December 31, 2022	1,104	$ 5.85	4.57	$ 2,626

Aggregate intrinsic value represents the difference between the Company's estimated fair value of its common stock and the exercise price of outstanding options. The aggregate intrinsic value of stock options exercised was $20.0 million and $33.6 million during the years ended December 31, 2022 and 2021, respectively.

As of the years ended December 31, 2022 and 2021, unrecognized stock-based compensation expense related to outstanding unvested stock options that are expected to vest was $1.2 million and $3.2 million, which is expected to be recognized over a weighted-average period of 1.57 years and 2.44 years, respectively.

Restricted Stock Awards

The fair value of RSAs is determined using the fair value of the Company's common stock on the date of grant. No RSAs were granted during the year ended December 31, 2022. During the year ended December 31, 2021, the Company granted 0.2 million shares of common stock in the form of RSAs. During the years ended December 31, 2022 and 2021, 100,000 and 51,336 RSAs vested and were released from the Company's right to repurchase, respectively, and no RSAs were cancelled.

As of December 31, 2022 and 2021, the Company had $2.5 million and $3.7 million of unrecognized stock-based compensation related to RSAs, respectively. The weighted average remaining requisite service period was 2.78 years and 3.32 years, respectively.

Restricted Stock Units

The fair value of RSUs is determined using the closing market price of the Company's common stock on the date of grant. The RSUs vest over the requisite service period, generally four years, subject to the continuous service of the individual.

In March 2022, the Company granted PSUs for 0.6 million shares of common stock. The PSUs vest on the satisfaction of both service-based and performance-based conditions. The PSUs have a one-year performance period based on a revenue goal for fiscal year 2022 that determines the total vestable shares. After the performance period, one-third of the vestable shares will vest, and the remaining vestable shares will vest over a two-year service period. As of December 31, 2022, none of the PSUs have vested or were released. Subsequent to December 31, 2022, it was determined that the Company did not meet revenue targets, and accordingly, the PSUs expired without vesting.

The following table summarizes the RSU activity under the 2021 Plan, including the PSUs (in thousands, except for per share amounts):

	Number of shares		Weighted- average fair value		Aggregate intrinsic value
Unvested and outstanding as of December 31, 2021	469	$	47.12	$	16,781
Granted	3,361		24.62		—
Vested	(264)		37.43		—
Forfeited and cancelled	(581)		32.98		—
Unvested and outstanding as of December 31, 2022	2,985	$	25.39	$	18,864

At December 31, 2022, there was an estimated $56.9 million of total unrecognized stock-based compensation expense related to RSUs and PSUs. These costs will be recognized over a weighted-average period of 3.24 years.

CEO Performance Award

On May 20, 2022, the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approved a grant to Kiwi Camara, the Company's Co-Founder and Chief Executive Officer, for a 10-year performance award (the "CEO Performance Award"), the vesting of which is tied solely to achieving specified stock price milestones ("Milestone Prices"), subject to the approval of the Company's stockholders at the 2022 Annual Meeting of Stockholders. The CEO Performance Award consists of a 10-year option to purchase an aggregate of 4,366,966 shares of the Company's common stock, representing approximately 7.5% of the total outstanding shares of the Company's common stock as of the grant date, and vests in six tranches. Each of the six tranches vests only if the applicable Milestone Price is met. The Milestone Prices are met when the average VWAP for any 90-calendar day period during the performance period is equal to or greater than such Milestone Price. "VWAP" means the quotient of (i) the sum of the Daily Total Dollar Volume for the designated period of trading days divided by (ii) the sum of the total trading volume of the Company's common stock as reported on the primary U.S. exchange on which the Company's common stock trades for the designated period of trading days, with trading days being the days on which the primary U.S. exchange on which the Company's common stock trades is open for trading. "Daily Total Dollar Volume" means the product of (i) the closing sales price of the Company's common stock on a given trading day multiplied by (ii) the corresponding day's trading volume of the Company's common stock, in each case as reported on the primary U.S. exchange on which the Company's common stock trades. For the first tranche to vest, the Company must achieve a Milestone Price of $150 per share, and the next five tranches will only vest if the Company achieves higher Milestone Prices that increase in $150 per share increments up to a final Milestone Price of $900 per share. The exercise price per share subject to the CEO Performance Award is $32.00, which is the greater of (i) the price at which the Company's common stock was offered to investors in the IPO ($32.00 per share) and (ii) the closing sales price of the Company's common stock on the grant date. The grant date for accounting purposes of May 25, 2022 was the date on which two full trading sessions elapsed after the filing of the preliminary proxy statement with the SEC. The CEO Performance Award was approved by the Company's stockholders at the Annual Meeting held on July 12, 2022.

Recognition of stock-based compensation expense of all the tranches commenced on the date of grant and is recognized ratably over the expected vesting period of each respective tranche. If the related Milestone Price is achieved earlier than its expected achievement period, then the stock-based compensation expense for that vesting tranche will be accelerated and recorded in the period in which the associated Milestone Price is achieved. The Milestone Price requirement is considered a market condition under Topic 718. The Company estimated the grant date fair value of the CEO Performance Award using Monte Carlo simulations based on the key assumptions for estimating the fair value of the award at the date of grant including volatility of the Company's common stock price, post-vesting exercise behavior and the derived service period.

As of December 31, 2022, no Milestone Prices have been achieved. Total stock-based compensation expense recorded as operating expense for the CEO Performance Award was $4.2 million for the year ended December 31, 2022. As of December 31, 2022, the Company had approximately $40.2 million of total unrecognized stock-based compensation expense remaining under the CEO Performance Award, which will be recognized over a weighted average period of 5.86 years.

Employee Stock Purchase Plan

In June 2022, the Compensation Committee approved the terms of the Company's offerings under its 2021 Employee Stock Purchase Plan ("ESPP"). Under the terms of the offering, the Company's employees can elect to have up to 15% of their annual compensation, up to a maximum of $25,000 per year, withheld to purchase shares of the Company's common stock for a purchase price equal to 85% of the lesser of the closing fair market value per share of the Company's common stock on (i) the commencement date of the six-month offering period, or (ii) the respective purchase date. The initial offering period commenced on August 1, 2022 and will end on January 31, 2023 with subsequent six-month offering periods commencing on February 1st and August 1st of each year. The Company recognized total stock-based compensation expense related to the ESPP of $0.6 million for the year ended December 31, 2022. No stock-based compensation expense was recognized for the ESPP during the year ended December 31, 2021.

11. Income Taxes

The U.S. and non-U.S. components of loss before income taxes consisted of the following (in thousands):

| | Year Ended December 31, | |
	2022	2021
U.S.	$ (71,379)	$ (24,553)
Non-U.S.	800	290
Loss before income taxes	$ (70,579)	$ (24,263)

The components of the provision for income taxes are as follows (in thousands):

		Year Ended December 31,		
		2022		2021
Current				
Federal	$	—	$	—
State		31		45
Foreign		123		34
Total current		154		79
Deferred				
Federal		12		—
State		3		—
Foreign		17		2
Total deferred		32		2
Provision for income taxes	$	186	$	81

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

		Year Ended December 31,		
		2022		2021
Deferred tax assets				
Net operating loss carryforwards	$	38,144	$	31,046
Capitalized research and development costs		11,018		—
Deferred expenses		1,478		2,403
Lease liability		2,785		232
Stock compensation		3,049		1,140
Interest expense carryforwards		—		70
Depreciation and amortization		311		145
Credits		142		—
Total deferred tax assets		56,927		35,036
Deferred tax liabilities				
Capitalized service costs		(1,162)		(1,077)
Right-of-use asset		(2,564)		(225)
Total deferred tax liabilities		(3,726)		(1,302)
Net deferred tax asset before valuation allowance		53,201		33,734
Less: valuation allowance		(53,216)		(33,716)
Net deferred tax asset (liability)	$	(15)	$	18

The Company has established a valuation allowance due to uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history. During the year ended December 31, 2022, the valuation allowance increased by approximately $19.5 million due to continuing operations.

As of December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $146.9 million, and $122.2 million, respectively, and state net operating loss carryforwards of approximately $118.4 million, and $86.5 million, respectively, that will begin to expire in 2033, if not utilized prior to that time. Approximately $96.6 million of the U.S. federal net operating losses arose in tax years beginning after December 31, 2017 and have an indefinite carryforward period. Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before utilization.

The Company's provision for income taxes attributable to continuing operations differs from the expected tax expense amount computed by applying the statutory federal income tax rate of 21% to loss before income taxes due to the following:

	Year Ended December 31,	
	2022	2021
Income tax at U.S. statutory rate	21.0 %	21.0 %
Effect of:		
Change in valuation allowance	(27.6)	(36.6)
State taxes, net of federal benefit	6.0	7.4
Permanent items	(0.1)	7.7
Tax credits	0.5	0.0
Other items	—	0.1
Income tax provision effective rate	(0.2)%	(0.4)%

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, the United Kingdom, and Canada. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2019. Operating losses generated remain open to adjustment until the statute of limitations closes for the tax year in which the operating losses are utilized. The Company is not currently under examination by any tax jurisdictions, but tax years 2019 through 2022 remain open to examination.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities. As of December 31, 2022 and 2021, the Company has recorded no unrecognized tax benefits.

The Company's practice is to recognize interest and penalties related to unrecognized tax benefits outside of income tax expense. During the years ended December 31, 2022 and 2021, the Company did not recognize any interest or penalties related to unrecognized tax benefits.

A U.S. shareholder is subject to tax on Global Intangible Low-Taxed Income, or GILTI, earned by certain foreign subsidiaries. Under GAAP, an entity can make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense. The Company has previously elected to account for GILTI as a period cost in the year the tax is incurred.

As required by the 2017 Tax Cuts and Jobs Act, effective January 1, 2022, the Company's software development expenditures were capitalized and amortized for income tax purposes.

12. Defined Contribution Plan

The Company sponsors a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code of 1986. This plan covers all employees within the United States who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Beginning in the year ended December 31, 2022, the Company's contributions to the plan equal 100% of participant contributions up to 1% of the employee's eligible compensation, and 50% of participant contributions above 1% and up to 6% of the employee's eligible compensation. The Company made $2.4 million in employer contributions to the plan during the year ended December 31, 2022. The Company did not make any employer contributions to the plan during the year ended December 31, 2021.

The Company also engages in a required pension plan in the United Kingdom. As of December 31, 2022 and December 31, 2021, the liability under this plan was immaterial.

13. Net Loss Per Share Attributable to Common Stockholders

The following table presents calculations for basic and diluted net loss per share (in thousands, except per share amounts):

	Year Ended December 31,	
	2022	**2021**
Net loss	$ (70,765)	$ (24,344)
Less accretion of redeemable convertible preferred stock	—	(56)
Loss applicable to common stockholders basic and diluted	(70,765)	(24,400)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	58,753	33,208
Net loss per share attributable to ordinary stockholders, basic and diluted	$ (1.20)	$ (0.73)

The following outstanding shares of common stock equivalents as of the periods presented were excluded from the computation of diluted net loss per share for the periods presented because the impact of including them would have been anti-dilutive (in thousands):

	As of December 31,	
	2022	**2021**
Stock options	1,272	2,581
Unvested restricted stock awards	163	263
Unvested restricted stock units	2,985	469
Total	4,420	3,313

14. Related-Party Transactions

In October 2018, the Company loaned an officer of the Company $0.2 million, bearing interest at 2.83% per annum for the purpose of exercising stock options. The outstanding amount due under the note was repaid in June 2021.

15. Subsequent Events

On January 19, 2023, the Company committed to a plan to reduce its workforce by approximately 62 employees, representing approximately 9% of the Company's current global workforce (the "Plan"). The Plan was based on cost-reduction initiatives intended to reduce the Company's cost structure and accelerate its path to profitability. The Company estimates that it will incur restructuring charges of approximately $0.9 million to $1.1 million in connection with the Plan, consisting of cash expenditures primarily for employee severance and other termination benefits.

On January 24, 2023, the Company granted a total of 0.8 million RSUs to employees pursuant to the 2021 Plan. The fair value of the RSU grants was determined based upon the market closing price of the Company's common stock on the date of grant. The RSUs vest over the requisite service period, subject to the continued service of the individual. The Company expects to recognize aggregate stock-based compensation expense of $5.6 million related to the RSUs over a weighted-average requisite service period of approximately 1.04 years.

On January 31, 2023, 0.1 million shares of common stock were purchased under the ESPP at a weighted average price of $7.06 per share, resulting in cash proceeds of $0.9 million.

On February 6, 2023, the Company granted a total of 1.8 million RSUs and PSUs to employees pursuant to the 2021 Plan. The fair value of the RSU and PSU grants was determined based upon the market closing price of the Company's common stock on the date of grant. The RSUs vest over the requisite service period, subject to the continued service of the individual. The PSUs vest on the satisfaction of both service-based and performance-based conditions. The Company expects to recognize aggregate stock-based compensation expense of $15.2 million related to the RSUs and PSUs over a weighted-average requisite service period of approximately 3.30 years.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rule 12a-15(e) and Rule 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded and processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

As of December 31, 2022, our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm. For as long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fiscal quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believe that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

On February 22, 2023, in connection with the effectiveness of new SEC rules regarding universal proxy cards and certain recent changes to the Delaware General Corporation Law, or the DGCL, our Board of Directors approved and adopted, effective immediately, the amended and restated bylaws, which we refer to as the Amended Bylaws. Among other things, the amendments effected by the Amended Bylaws:

- Update provisions regarding (i) the availability of the list of stockholders entitled to vote at a meeting of stockholders and (ii) the manner in which a meeting of stockholders may be adjourned without having to provide additional notice, in each case to reflect recent amendments to the DGCL; and

- Update procedural mechanics and disclosure requirements in connection with stockholder nominations of directors and submission of stockholder proposals (other than proposals to be included in our proxy statement pursuant to Rule 14a-8 under the Exchange Act made in connection with annual and special meetings of stockholders, including, without limitation, as follows:

  ◦ Requiring a stockholder submitting a nomination notice to make a representation as to whether such stockholder intends (i) to deliver, or make available, a proxy statement and/or form of proxy to at least the percentage of our voting shares required to approve or adopt the proposal to elect the nominee, (ii) otherwise to solicit proxies or votes from stockholders in support of such nomination, and/or (iii) to solicit proxies in support of its proposed nominees in accordance with and as required by Rule 14a-19 under the Exchange Act ("Rule 14a-19"); and

  ◦ Providing that if the stockholder provides notice pursuant to Rule 14a-19 with respect to a proposed nominee and subsequently (i) fails to comply with requirements of Rule 14a-19 or (ii) fails to inform us that they no longer plan to solicit proxies in accordance with the requirements of Rule 14a-19, we will disregard the nomination of the proposed nominee.

The preceding description of the changes contained in the Amended Bylaws does not purport to be complete and is qualified in its entirety by reference to the Amended Bylaws, a copy of which is filed with this Annual Report on Form 10-K as Exhibit 3.2 and incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by Part III, Item 10 (other than as set forth below) will be included in our Proxy Statement relating to our 2023 annual meeting of stockholders, or the 2023 Proxy Statement, to be filed with the SEC within 120 days after the end of our fiscal year ended December 31, 2022, and is incorporated by reference.

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. The full text of our Code of Conduct is available on our website at www.csdisco.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions to our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Item 11. Executive Compensation

Information required by Part III, Item 11, will be included in our 2023 Proxy Statement and is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

Information required by Part III, Item 12, will be included in our 2023 Proxy Statement and is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by Part III, Item 13, will be included in our 2023 Proxy Statement and is incorporated by reference.

Item 14. Principal Accounting Fees and Services

Information required by Part III, Item 14, will be included in our 2023 Proxy Statement and is incorporated by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are included herein or incorporated herein by reference:

Exhibit number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.	8-K	001-40624	3.1	July 23, 2021
3.2*	Amended and Restated Bylaws of Registrant.				
4.1	Form of Common Stock Certificate.	S-1/A	333-257435	4.1	July 12, 2021
4.2	Description of Securities.	10-K	001-40624	4.2	February 25, 2022
10.1	Fifth Amended and Restated Investors' Rights Agreement, dated as of September 29, 2020.	S-1/A	333-257435	10.1	June 25, 2021
10.2+	Long Term Incentive Plan, as amended, and forms of agreements thereunder.	S-1/A	333-257435	10.2	June 25, 2021
10.3+	2021 Equity Incentive Plan for forms of agreements thereunder.	S-1/A	333-257435	10.3	July 12, 2021
10.4+	2021 Employee Stock Purchase Plan.	S-1/A	333-257435	10.4	July 12, 2021
10.5+	Form of Indemnity Agreement entered into by and between Registrant and each director and executive officer.	S-1/A	333-257435	10.5	July 12, 2021
10.6+	Amended and Restated Employment Agreement by and between the Registrant and Kiwi Camara.	10-Q	001-40624	10.5	November 10, 2021
10.7+	Amended and Restated Employment Agreement by and between the Registrant and Michael Lafair.	10-Q	001-40624	10.6	November 10, 2021
10.8+	Amended and Restated Employment Agreement by and between the Registrant and Andrew Shimek.	10-Q	001-40624	10.8	November 10, 2021
10.9+	Amended and Restated Employment Agreement by and between the Registrant and Keith Zoellner.	10-Q	001-40624	10.9	November 10, 2021
10.10+	Non-Employee Director Compensation Policy.	10-Q	001-40624	10.1	May 13, 2022
10.11+	Forms of Performance-Vesting Restricted Stock Unit Grant Notice and Award Agreement under the 2021 Equity Incentive Plan.	10-Q	001-40624	10.2	May 13, 2022
10.12+	Performance Bonus Plan.	10-Q	001-40624	10.3	May 13, 2022
10.13+	CEO Performance Award (included on Appendix A of the Proxy Statement for the Registrant's 2022 Annual Meeting of Stockholders filed on May 31, 2022).	DEF 14A	001-40624	N/A	May 31, 2022
10.14+†	Sublease Agreement, dated May 23, 2022, by and between the Registrant and Workrise Technologies, Inc.	10-Q	001-40624	10.1	August 12, 2022
10.15+	Transition and Separation Agreement by and between the Registrant and Andrew Shimek.	10-Q	001-40624	10.1	November 10, 2022
21.1*	List of subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (see the signature page to this Annual Report on Form 10-K).				
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1#	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS	XBRL Instance Document.				
101.SCH	XBRL Taxonomy Extension Schema Document.				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.				

---

*   Filed herewith.

\#   This certification is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

+   Indicates management contract or compensatory plan.

†   Certain schedules and exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CS DISCO, INC.

Date: February 24, 2023

By: /s/ Kiwi Camara

Name: Kiwi Camara

Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kiwi Camara and Michael S. Lafair, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him and her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kiwi Camara Kiwi Camara	Chief Executive Officer and Director (*Principal Executive Officer*)	February 24, 2023
/s/ Michael S. Lafair Michael S. Lafair	Executive Vice President, Chief Financial Officer (*Principal Financial and Accounting Officer*)	February 24, 2023
/s/ Krishna Srinivasan Krishna Srinivasan	Chair of the Board of Directors and Director	February 24, 2023
/s/ Tyson Baber Tyson Baber	Director	February 24, 2023
/s/ Susan L. Blount Susan L. Blount	Director	February 24, 2023
/s/ Colette Pierce Burnette Colette Pierce Burnette	Director	February 24, 2023
/s/ Aaron Clark Aaron Clark	Director	February 24, 2023
/s/ Robert P. Goodman Robert P. Goodman	Director	February 24, 2023
/s/ Scott Hill Scott Hill	Director	February 24, 2023
/s/ James Offerdahl James Offerdahl	Director	February 24, 2023